Exhibit 99.1

ANNUAL INFORMATION FORM

For the year ended March 31, 2018

Dated as at June 22, 2018

SILVERCORP METALS INC.

(“Silvercorp” or the “Company”)

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

TABLE OF CONTENTS

ITEM 1	GENERAL	3
1.1	Date of Information	3
1.2	Forward Looking Statements	3
1.3	Currency	5
ITEM 2	CORPORATE STRUCTURE	6
2.1	Names, Address and Incorporation	6
2.2	Inter-corporate Relationships	7
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	8
3.1	Business of Silvercorp	8
3.2	The Company’s Strategic Vision	8
3.3	Three Year History	8
3.4	Other Matters	11
ITEM 4	DESCRIPTION OF THE BUSINESS	11
4.1	General	11
4.2	Chinese Mining Law	13
4.3	Risk Factors	13
ITEM 5	MINERAL PROPERTIES	22
5.1	Ying Mining District, Henan Province, China	23
5.2	GC Mine	45
ITEM 6	DIVIDENDS AND DISTRIBUTIONS	66
ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	66
ITEM 8	MARKET FOR SECURITIES	67
ITEM 9	ESCROWED SECURITIES	69
ITEM 10	DIRECTORS AND OFFICERS	69
ITEM 11	AUDIT COMMITTEE	71
ITEM 12	PROMOTERS	72
ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	72
ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	73
ITEM 15	TRANSFER AGENTS AND REGISTRARS	74
ITEM 16	MATERIAL CONTRACTS	74
ITEM 17	INTERESTS OF EXPERTS	74
ITEM 18	ADDITIONAL INFORMATION	76

ITEM 1	GENERAL

1.1 Date of Information

All information in this Annual Information Form (“AIF”) is as of March 31, 2018, unless otherwise indicated.

1.2 Forward Looking Statements

Certain statements and information in this AIF for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements and information concerning mineral resource and mineral reserve estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

1.	the price of silver, lead, zinc and other metals;

2.	the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties;

3.	estimated production from the Company’s mines in the Ying Mining District (defined herein) and from the GC Mine;

4.	availability of funds from production to finance the Company’s operations; and

5.	access to and availability of funding for future construction and development of the Company’s properties or for acquisitions.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.3 Risk Factors under the following headlines:

1.	fluctuating commodity prices;

2.	estimation of mineral resources, reserves and mineralization and precious and base metal recovery;

3.	interpretations and assumptions of mineral resource and mineral reserve estimates;

4.	exploration and development programs;

5.	permits and licences;

6.	title to properties;

7.	joint venture partners;

8.	acquisition of commercially mineable mineral rights;

9.	financing;

10.	recent market events and conditions;

11.	economic factors affecting the Company;

12.	timing, estimated amount, capital and operating expenditures and economic returns of future production;

13.	integration of future acquisitions into the Company’s existing operations;

14.	competition;

15.	operations and political conditions;

16.	regulatory environment in China;

17.	environmental risks;

18.	foreign exchange rate fluctuations;

19.	insurance;

20.	risks and hazards of mining operations;

21.	dependence on management and key personnel;

22.	conflicts of interest;

23.	internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;

24.	bringing actions and enforcing judgments under U.S. securities laws: and,

25.	the Company’s investments in New Pacific Metals Corp.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral resource and mineral reserve estimates included in this AIF have been prepared in accordance with National Instrument 43-101 Standards of

Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining Metallurgy and Petroleum (“CIM”) “Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines” (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and mineral resource and mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

Disclosure of “contained metal” in a resource is permitted disclosure in certain circumstances under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

1.3 Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified. The symbol “CAD$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in U.S. dollars, as quoted by the Bank of Canada:

	Year Ended March 31,
	2018	2017	2016
High	0.8245	0.7972	0.8368
Low	0.7276	0.7363	0.6854
Average	0.7798	0.7621	0.7625
Period End	0.7756	0.7506	0.7710

The exchange rate for one Canadian dollar expressed in U.S. dollar based upon the daily average exchange rate on June 21, 2018 provided by the Bank of Canada was $0.7513.

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average noon rate and the high and low noon exchange rates for one Canadian dollar expressed in Chinese Renminbi (“RMB”), as quoted by the Bank of Canada:

	Year Ended March 31,
	2018	2017	2016
High	5.4142	5.2854	5.1921
Low	4.8379	4.9092	4.5086
Average	5.1648	5.1263	4.8516
Period End	4.8780	5.1706	4.9727

The exchange rate for one Canadian dollar expressed in RMB based upon the daily average exchange rate on June 21, 2018 provided by the Bank of Canada was RMB4.8780.

ITEM 2	CORPORATE STRUCTURE

2.1 Names, Address and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders (a) approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia); and (b) passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American both under the symbol “SVM”, and the Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia, and New Brunswick.

2.2 Inter-corporate Relationships

The corporate structure of the Company and its subsidiaries with mineral property interests as at the date of this AIF is as follows:

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”), which was incorporated on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune beneficially owns 100% of the following material subsidiary companies:

a)

Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of the British Virgin Islands (the “BVI”) and continued into Barbados on August 27, 2009 and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying silver, lead and zinc project (the “SGX Mine”); (ii) the silver and lead project in Tieluping (the “TLP Mine”); (iii) the silver and lead project in Hou Zhang Gou and Po Cai Gou (the “HZG Mine”); (iv) the silver and lead project in Longmen West (the “LMW Mine”); and (v) the XHP project.

b)

Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned an 80% interest in Henan Huawei Mining Co. Ltd.

(“Henan Huawei”), the Chinese company holding the beneficial interests in the project in Haopinggou (the “HPG Mine”) and the project in Longmen East (the “LME Mine”) each in Henan Province.

c)

Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002, under the laws of the BVI. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. (“Yangtze Mining HK”). Yangtze Mining HK holds a 95% interest in Guangdong Found Mining Co. Ltd. (“Guangdong Found”), a company incorporated on October 26, 2008 under the laws of the People’s Republic of China, that holds a 100% interest in the silver, lead and zinc exploration permits on the project in Gaocheng (the “GC Mine”) in Guangdong Province.

d)

Fortune Copper Limited was incorporated on August 23, 2002, under the laws of the BVI. It holds a 100% interest in Wonder Success Limited, a Hong Kong company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP gold – lead zinc mine in Hunan Province (the “BYP Mine”).

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Business of Silvercorp

Silvercorp is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China through the operation of the multiple silver-lead-zinc mines in the Ying Mining District in Henan Province. The Ying Mining District consists of several mines, including the SGX Mine, HZG Mine, TLP Mine, HPG Mine, LMW Mine, and LME Mine. The Company has also been producing silver-lead-zinc from the GC Mine in Guangdong Province in China which declared commercial production in July 2014.

3.2 The Company’s Strategic Vision

Silvercorp has a distinct long-term strategy characterized by three key steps. First, Silvercorp focuses on the acquisition and selective exploration of projects with significant resource and cash flow potential. It seeks out higher grade, underground, precious metals projects that may be too small for large companies and too large for juniors. Second, Silvercorp focuses on quickly developing high-margin operations with reasonable development capital profiles to generate cash flow before the project’s full resource potential is fully drilled. Third, the cash flow Silvercorp generates from its early operations are used to fund further exploration, resource expansion and production growth.

This strategy, with its focus on early production, provides earlier benefits to: (i) local communities through increased employment opportunities, (ii) local governments through payment of taxes, (iii) local joint venture partners through profit sharing, and (iv) Company shareholders through less dilution. The early benefits help build a base of strong stakeholder support necessary for further project growth.

3.3 Three Year History

Silvercorp has been acquiring, exploring, developing, and operating, mineral properties in China since 2003. Production at the SGX Mine at the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties in Henan Province, China have commenced production. In addition, the Company commenced production at the GC Mine in July 2014.

For the year ended March 31, 2018 (“Fiscal 2018”) on a consolidated basis, the Company mined 859,924 tonnes of ore, a decrease of 4% or 37,582 tonnes, compared to 897,506 tonnes in the year ended March 31, 2017 (“Fiscal 2017”). For Fiscal 2018, the Company had sales of $170.0 million, gross margin of 52%, and cash flow from operations of $67.9 million. For Fiscal 2018, net income attributable to equity holders of the Company was $47.0 million, or $0.28 per share compared to $43.7 million, or $0.26 per share in Fiscal 2017.

For Fiscal 2017 on a consolidated basis, the Company mined 897,506 tonnes of ore, had sales of $163.5 million, gross margin of 54%, cash flow from operations of $80.4 million, and net income attributable to equity holders of the Company of $43.7 million, or $0.26 per share.

For the year ended March 31, 2016 (“Fiscal 2016”) on a consolidated basis, the Company mined 847,341 tonnes of ore, had sales of $107.9 million, gross margin of 33%, cash flow from operations of $31.9 million, and net income attributable to equity holders of the Company of $6.3 million, or $0.04 per share.

The following table summarizes the total metal sales in the past three years.

	Years Ended March 31
	2018	2017	2016
Silver (‘000s ounces)	6,040	6,494	5,032
Gold (‘000s ounces)	3.1	3.3	2.4
Lead (‘000s pounds)	61,934	70,473	52,511
Zinc (‘000s pounds)	19,569	18,294	17,457

Production

Ying Mining District

The Ying Mining District consists of several mines, including SGX Mine, HZG Mine, TLP Mine, HPG Mine, LMW Mine, and LME Mine, and is the Company’s primary source of production.

In Fiscal 2018, total ore mined at the Ying Mining District was 614,141 tonnes, a decrease of 4% or 22,619 tonnes, compared to 636,760 tonnes mined in Fiscal 2017. Correspondingly, ore milled in Fiscal 2018 decreased by 3% to 618,732 tonnes from 638,211 tonnes in the prior year. Head grades were 305 g/t for silver, 4.4% for lead, and 0.9% for zinc, compared to 303 g/t for silver, 4.7% for lead and 1.0% for zinc in the prior year. The Company continues to achieve improvements in dilution control using its “Enterprise Blog” to assist managing daily operations.

In Fiscal 2018, the Ying Mining District sold approximately 5.4 million ounces of silver, 55.2 million pounds of lead, and 6.1 million pounds of zinc, compared to 5.9 million ounces of silver, 63.4 million pounds of lead, and 5.8 million pounds of zinc in the prior year. The decrease of silver and lead sold was mostly due to silver-lead concentrate inventory built up.

Total and cash mining costs1 at the Ying Mining District were $84.59 and $61.46 per tonne, respectively, in Fiscal 2018, compared to $74.04 and $51.79 per tonne, respectively, in Fiscal 2017. The increase in cash mining costs were mainly due to: i) a $2.0 million increase in raw material supply costs, ii) a $1.7 million increase in mining preparation costs resulting from more underground tunnelling expensed in the current quarter, and iii) a $0.5 million increase in mining labour costs.

Total and cash milling costs1 at the Ying Mining District in Fiscal 2018 were $11.71 and $9.49 per tonne, respectively, compared to $11.26 and $9.03 per tonne, respectively, in Fiscal 2017. The increase in cash milling costs was mainly due to a 15% increase in per tonne raw material supply costs.

Correspondingly, cash production cost1 per tonne of ore processed in Fiscal 2018 at the Ying Mining District was $74.96, an increase of 16% compared to $64.70 in the prior year.

Cash cost1 per ounce of silver, net of by-product credits, in Fiscal 2018 at the Ying Mining District, was negative $3.88, compared to negative $2.76 in the prior year.

____________________
1 Non IFRS measure, please refer reconciliation on section 12 of MD&A for the corresponding period.

All-in sustaining costs1 per ounce of silver, net of by-product credits, in Fiscal 2018 at the Ying Mining District was $2.04 compared to $2.61 in the prior year.

GC Mine

In Fiscal 2018, the total ore mined at the GC Mine was 245,783 tonnes, a decrease of 14,963 tonnes or 6%, compared to 260,746 tonnes mined in Fiscal 2017, while ore milled decreased by 6% to 244,338 tonnes from 260,696 tonnes in the prior year. The decrease of ore mined at the GC Mine was mainly due to the impact arising from a changeover of a mining contractor and lack of skilled miners in the fourth quarter of Fiscal 2018.

Head grades were 98 g/t for silver, 1.5% for lead, and 2.8% for zinc in Fiscal 2018, compared to 94 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year.

In Fiscal 2018, the GC Mine sold 603,000 ounces of silver, 6.8 million pounds of lead, and 13.4 million pounds of zinc, compared to 564,000 ounces of silver, 7.1 million pounds of lead, and 12.4 million pounds of zinc sold in Fiscal 2017.

Total and cash mining costs1 at the GC Mine in Fiscal 2018 were $45.73 and $37.48 per tonne, respectively, compared to $40.03 and $32.10 per tonne in Fiscal 2017. The increase in cash mining costs was mainly due to a $0.9 million increase in mining preparation costs resulting from more underground drilling expensed in Fiscal 2018.

Total and cash milling costs1 at the GC Mine in Fiscal 2018 were $19.17 and $15.72 per tonne, respectively, compared to $17.40 and $14.35 per tonne, respectively, in Fiscal 2017. The increase in milling costs was mainly due to higher raw material supply costs.

Correspondingly, cash production costs1 per tonne of ore processed in Fiscal 2018 at the GC Mine increased by 14% to $53.20 from $46.45 in the prior year due to the increase in both per tonne cash mining and milling costs.

Cash costs1 per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.37 in Fiscal 2018 compared to negative $6.64 in the prior year. The improvement was mainly due to a 45% increase in by-product credits, mainly arising from an 8% increase in zinc sold and a 32% and 50% increase in net realized lead and zinc selling prices, offset by a 4% decrease in lead sold. Sales from lead and zinc accounted for 76% of the total sales at the GC Mine in Fiscal 2018, and amounted to $21.2 million, an increase of $6.9 million, compared to $14.3 million in the prior year.

All-in sustaining costs1 per ounce of silver, net of by-product credits, in Fiscal 2018 at the GC Mine was negative $3.69 compared to $0.20 in the prior year. The improvement was mainly due to higher by-product credits achieved as discussed above.

BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 in consideration of the required capital upgrades to sustain its ongoing production and the current market environment. The Company continues to review alternatives for this project and is also carrying out activities to renew its mining license.

Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2018, approximately 104,798 m or $2.3 million of underground diamond drilling (Fiscal 2017 – 93,735 m or $2.1 million) and 19,723 m or $5.8 million of preparation tunnelling (Fiscal 2017 – 17,787 m or $5.0 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 61,827 m or $20.1 million of horizontal tunnels, raises and declines (Fiscal 2017 – 60,241 m or $18.1 million) were completed and capitalized.

GC Mine

In Fiscal 2018, approximately 21,717 m or $1.1 million of underground diamond drilling (Fiscal 2017 – 12,484 m or $0.8 million) and 15,811 m or $4.5 million of tunnelling (Fiscal 2017 – 14,690 m or $4.0 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 320 m or $0.3 million of horizontal tunnels, raises and declines (Fiscal 2017 – 1,721 m or $0.7 million) were completed and capitalized.

3.4 Other Matters

Normal Course Issuer Bid

On November 23, 2017, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2018 NCIB”) which permitted the Company to acquire (from November 27, 2017 to November 26, 2018) up to 8,409,712 of its common shares, representing approximately 5% the Company’s 168,194,254 common shares issued and outstanding as of November 16, 2017. The Company acquired 1,717,100 common shares at an average price of CAD$3.09 per share during the 2018 NCIB up to March 31, 2018, and all such shares have been cancelled.

On December 23, 2015, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2016 NCIB”) which permitted the Company to acquire (from December 29, 2015 to December 28, 2016) up to 16,255,503 of its common shares, representing approximately 10% of the Company’s 168,837,356 common shares issued and outstanding as of December 15, 2015. The Company acquired 1,714,500 common shares at an average price of CAD$0.72 per share during 2016 NCIB and all shares acquired were cancelled.

On December 19, 2014, the Company announced that the TSX had approved a Normal Course Issuer Bid (“2015 NCIB”) which permitted the Company to acquire (from December 23, 2014 to December 22, 2015) up to 16.5 million of its common shares, representing approximately 10% of the Company’s 170,883,808 common shares then issued and outstanding. The Company acquired 2,322,952 common shares at an average price of CAD$0.95 per share during 2015 NCIB and all shares acquired were cancelled.

ITEM 4	DESCRIPTION OF THE BUSINESS

4.1 General

Silvercorp’s principal products and its sources of sales are silver-bearing lead and zinc concentrates are direct smelting ores. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed financial years, revenues for each category of products that accounted for 10% or more of total consolidated revenues for the applicable financial year are as follows:

	Years ended March 31,
In 000s’US$	2018	2017
Silver (Ag)	82,354	89,556
Lead (Pb)	62,251	56,852
Zinc	21,462	13,241

Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, requiring relatively high grade resource, and lower production costs in China compared to the costs of other producers outside China. Within China, the Company’s competitive advantage arises from the high grade nature of its concentrates and its proximity to local smelters.

In Fiscal 2018, silver, lead, and zinc production at the Ying Mining District surpassed the guidance by 3%, 1%, and 1%, respectively, mainly due to the increase of head grades offset by lower ore production achieved. Silver and lead head grades increased by 11% and 6%, respectively, to 305 g/t for silver, 4.4% for lead from the guidance of 275 g/t for silver and 4.2% for lead. Cash production costs per tonne were higher than the guidance mainly due to more drilling and tunnelling expensed and higher material costs, while the all-in sustaining costs per ounce of silver, net of by-product credits were better than the guidance.

In Fiscal 2017, silver, lead, and zinc production at the Ying Mining District surpassed the guidance by 26%, 22%, and 13% mainly due to the increase of head grades and higher output achieved. Silver, lead and zinc head grades increased by 17%, 14%, and 19%, respectively, to 303 g/t for silver, 4.7% for lead, and 1.0% for zinc from the guidance of 260 g/t for silver, 4.1% for lead, and 0.8% for zinc. Per tonne cash production costs and all in sustaining costs per ounce of silver, net of by-product credits, were better than the guidance.

In Fiscal 2018, silver production at the GC Mine surpassed the guidance by 42%, while there was a 6% and 1% short fall in lead and zinc production mainly due to 2% less ore processed and 3% decrease in lead head grades. Cash production costs per tonne were higher than the guidance, while the all-in sustaining costs per ounce of silver, net of byproduct credits were better than the guidance mainly due to higher by-product credits achieved with a 34% and 48% increase, respectively, in lead and zinc realized selling prices.

In Fiscal 2017, silver and lead production at the GC Mine surpassed the guidance by 20% and 13%, while there was a 2% short fall in zinc production mainly due to zinc head grades being 6% below guidance, offset by a 4% increase in ore processed. Per tonne cash production costs met the guidance while the all in sustaining costs, net of by-product credits was better than the guidance.

In Fiscal 2018, the Company had 878 employees at Henan Found, 240 at Guangdong Found, 14 at Hunan Yunxiang, 18 at Songxian, 29 at the Beijing representative office, and 11 in the Vancouver Corporate office.

On June 20, 2017, the Company completed a corporate restructuring whereby Anhui Yangtze Mining Co. Ltd. (China) transferred its 5% interest in Guangdong Found, a company that holds a 100% interest in the GC Mine, to Yangtze Mining HK. As a result, Yangtze Mining HK currently holds a 95% interest in Guangdong Found.

Fiscal 2019 Outlook

Production

For the year ended March 31, 2019 (“Fiscal 2019”), the Company expects to produce approximately 880,000 tonnes of ore, which is anticipated to yield approximately 6.0 million ounces of silver, 63.6 million pounds of lead, and 19.8 million pounds of zinc.

At the Ying Mining District, production is expected to be 630,000 tonnes of ore with grades of 285 g/t silver, 4.3% lead and 0.9% zinc, with expected metal production of 5.4 million ounces of silver, 56.1 million pounds of lead and 6.2 million pounds of zinc. The cash production cost is expected to be $75.40 per tonne of ore. All-in sustaining cost per is estimated to be $123.7 per tonne of ore.

In Fiscal 2019, the GC Mine plans to mine and process 250,000 tonnes of ore averaging 98 g/t silver, 1.6% lead and 3.0% zinc with expected metal production of 0.6 million ounces of silver, 7.5 million pounds of lead and 13.6 million pounds of zinc. The cash production cost is expected to be $57.2 per tonne of ore. All-in sustaining cost at GC Mine is expected to be $75.5 per tonne of ore.

Capital Expenditures Budget

Capital expenditures at the Ying Mining District in Fiscal 2019 are budgeted at $31.8 million, including $23.2 million for mine tunnelling and ramp development and $8.6 million for equipment and infrastructure. Capital expenditures at GC Mine in Fiscal 2019 are budgeted at $3.0 million, including $1.7 million for mine tunnelling and ramp development and $1.3 million for equipment and infrastructure.

Growth by Exploration and Acquisition

The Company continues to pursue future growth opportunities by carrying out exploration programs within existing exploration and mining permit areas at its projects. In addition, the Company continues to evaluate the acquisition of exploration, development and production assets, or the acquisition of or merger with other entities. The Company often engages in discussions with respect to such possible opportunities. At any time, discussions and activities can be in progress on a number of initiatives, each at different stages of development. Although the Company may from time to time be a party to a number of letters of intent in respect to certain opportunities and other acquisitions, the Company currently does not have any binding agreements or binding commitments to enter into any such transactions. There is no assurance that any potential transaction will be successfully completed.

4.2 Chinese Mining Law

Currently, all of the Company’s material properties are located in China. Under the laws of China, mineral resources are owned by the state, and until 1997, state-owned enterprises have been the principal force in the development of mineral resources.

A new Mineral Resources Law became effective on January 1, 1997, and two regulations were promulgated on February 12, 1998, later amended in July 2014. The new law provided for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. The Company’s interests in mineral properties are held though joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

4.3 Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

Fluctuating commodity prices

The Company’s sales prices for lead and zinc pounds are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewellery and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and condition

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions, and the prior decline in precious metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility, and the market price of securities of many resource companies, particularly those considered exploration-stage or development-stage companies, or single asset, have experienced unprecedented declines in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Most significantly, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds has forced many of such funds (including those holding the Company’s securities) to sell such securities at any price.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Estimation of mineral resources, mineral reserves, and mineralization and metal recovery

There is a degree of uncertainty attributable to the estimation of mineral resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. Any material change in quantity of resources, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Interpretations and assumptions of mineral resource and mineral reserve estimates

Unless otherwise indicated, mineral resource and mineral reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The mineral resource and mineral reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate; mineral reserve, resource or other mineralization figures will be accurate; or the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

Exploration and development programs

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

Economic factors affecting the Company

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead and zinc prices may impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Timing, estimated amount, capital and operating expenditures and economic returns of future production

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company and may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

Integration of future acquisitions into existing operations

The Company may make selected future acquisitions. If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash flow if such acquisitions involve cash consideration or existing shareholders may experience dilution if such acquisitions involve share consideration.

The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

Permits and licenses for mining and exploration

All mineral resources and mineral reserves of the Company’s subsidiaries are owned by their respective joint venture entities in China. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. These permits and license are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Please see “Table 1, Mining licenses”, on page 23 for information on the current status of mining licences at the Ying Project.

Nearly all mining projects require government approvals and permits relating to environmental, social, land and water usage, community, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively). Some of the permits or certificates that are subject to renewal in the next three years at the GC Mine, not otherwise discussed in the GC Report include:

Permit	Expiry Date	Approving Authority
Safety Production Permit	October 25, 2020	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Dry Stacking and Filling Safety Production Permit	September 3, 2020	Bureau of Safety Production and Inspection of Yunfu City, Guangdong Province
Blasting Operation Permit	July 1, 2018	Ministry of Public Security
Pollutant Discharge Permit	September 8, 2020	Environment Protection Administration of Yunfu, Guangdong Province

There can be no certainty that approvals necessary to develop and operate mines on the Company’s properties will be granted or renewed in a timely and/or economical manner, or at all.

Title to properties

With respect to the Company’s properties located in China, while the Company has investigated title to all of its mineral claims, and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties in China have not been surveyed, and the precise location and extent thereof may be in doubt.

Joint venture partners

The Company’s interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Acquisition of commercially mineable mineral rights

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish mineral reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

Financing

The Company has limited financial resources. If the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of such ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower and drill rigs. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Operations and political conditions

All the properties in which the Company has an interest are located in China, which has different regulatory and legal standards than those in North America. Even when the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

All the Company’s operations are located in China. These operations are subject to the risks normally associated with conducting business in China. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future.

Regulatory environment in China

The Company conducts operations in China. The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Environmental risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters, including those discussed in Sections 20 of the respective NI 43-101 Technical Reports on the Company’s material properties (see the Ying Report and the GC Report respectively).

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Dependence on management and key personnel

The executive director and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of a number of key personnel, including the Chief Executive Officer, Chief Financial Officer, and the China operational management team, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retaining skilled and experienced personnel.

Foreign exchange rate fluctuations

The Company reports its financial statements in US dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is Canadian dollar while the functional currency of all Chinese subsidiaries is Chinese Renminbi. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The fluctuation of exchange rate between the reporting currency and its functional currencies may materially and adversely affect the Company’s financial position.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including, but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or may elect not to insure due to high premium costs or other reasons. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Risks and hazards of mining operations

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation:

1.	environmental hazards;

2.	discharge of pollutants or hazardous chemicals;

3.	industrial accidents;

4.	failure of processing and mining equipment;

5.	labour disputes;

6.	supply problems and delays;

7.	encountering unusual or unexpected geologic formations or other geological or grade problems;

8.	encountering unanticipated ground or water conditions;

9.	cave-ins, pit wall failures, flooding, rock bursts and fire;

10.	periodic interruptions due to inclement or hazardous weather conditions;

11.	equipment breakdown;

12.	other unanticipated difficulties or interruptions in development, construction or production; and

13.	other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Conflicts of interest

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

Internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act

Management of the Company is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. Management assesses the effectiveness of our internal control over financial reporting based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that the Company can conclude on an ongoing basis that the Company have effective internal control over financial reporting. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. No evaluation can provide complete assurance that our internal control over financial reporting will prevent or detect misstatements on a timely basis, or detect or uncover all failures of persons employed by the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal control over financial reporting will increase and will require that the Company continues to improve our internal control over financial reporting.

The failure to satisfy these requirements on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares or market value of other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause to fail to meet the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

Outcome of current or future litigation or regulatory actions

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

Bringing actions and enforcing judgments under U.S. securities laws

Investors in the U.S. or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

The Company’s investments in New Pacific Metals Corp.

During fiscal 2018, the Company invested approximately US$23.86 million acquiring 28.47 million common shares of New Pacific Metals Corp. (“New Pacific”), a Canadian public company listed on the TSX Venture Exchange and the OTCQX Best Markets. As a result, the Company beneficially owns, directly and indirectly, and controls 39,280,900, or 29.8% of the outstanding common shares of New Pacific as of the date of this AIF. New Pacific is a junior exploration company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or possible loss of principal.

At this point, there are no known mineral reserves or mineral resources at the Silver Sand project, New Pacific’s material property. Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in junior exploration mining companies, the Company’s investment in New Pacific entails an additional risk by virtue of the fact that its only material property, the Silver Sand project, is located in Bolivia. Bolivia's history since the mid-1960s has been one of political and economic instability under a variety of governments. Since 2006, the government has frequently intervened in the national economy and social structure, including periodically imposing various controls, the effects of which have been to restrict the ability of both domestic and foreign companies to freely operate. Although Silvercorp believes that the current conditions in Bolivia are relatively stable and conducive to conducting business, New Pacific’s current and future mineral exploration and mining activities in Bolivia are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, political and labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

ITEM 5	MINERAL PROPERTIES

The Company has interests in mineral properties located in China. As at March 31, 2018, these properties were carried on the Company’s consolidated statements of financial position as assets with a book value of approximately $232.1 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future exploration plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2018: (a) the Ying Mining District, Henan Province, China (the “Ying Property”); and (b) the GC Mine located in Guangdong Province, China.

5.1 Ying Mining District, Henan Province, China

Current Technical Report

Except as otherwise stated, the information in this AIF is based on the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2016, and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on February 15, 2017. AMC had previously prepared technical reports on the Ying Property in 2012 (filed 15 June 2012, effective date 1 May 2012) (the “2012 Technical Report”), and in 2013 (minor update to 2012 report, filed 30 April 2013, effective date 1 May 2012) and in 2014, filed 5 September 2014, effective date 31 December 2013.

P R Stephenson, H A Smith and A Ross visited the Ying Property in July 2016. All authors of this report qualify as independent Qualified Persons.

Portions of the following information are based on the assumptions, qualifications and procedures described in the Ying Report, which are not fully described herein. The full text of the Ying Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description, Location and Access

The Ying Property is situated in central China in western Henan Province near the town of Luoning. The term “Ying District” is used to describe a 100 sq. km size rectangular area bounded by latitude 34°07’N to 34°12’N and longitude 111°14’E to 111°23’E.

The Ying Property is about 240 km west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km southwest of Luoyang, which is the nearest major city. The project areas have good road access and operate year round. Within this district block, Silvercorp has three principal centres of operation, within which six mining projects are located.

Silvercorp, through wholly owned subsidiaries, has effective interests of 77.5% in the SGX/HZG projects and TLP projects, and 80% in the HPG, LME and LMW projects. It has all the exploration and mining permits necessary to cover its mining and exploration activities. There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area.

The Ying Property is now covered by four major contiguous mining licenses. The total area of the four mining licenses is 68.74 sq km. Table 1 lists their names, license numbers, areas and expiry dates.

Table 1 Mining licenses

Area and licence name	Mines	Mining licence #	Sq km	ML Expiry Date
Yuelianggou Lead-zinc-silver Mine	SGX and HZG	C4100002009093210038549	19.83	Sept 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028
Tieluping-Longmen Silver-lead Mine	TLP, LME and LMW	C4100002016064210142239	22.916	27 July 2019
Dongcaogou Gold-silver Mine	none	C4100002015064210138848	19.772	15 June 2025
Total			68.74

In addition, mining is only permitted between prescribed elevations as follows:

  Yuelianggou Mining License – 1060 m and 0 m elevations

  Haopinggou Mining License - 955 m and the 365 m elevations

  Tieluping-Longmen Mining License - 1,250 m and the 700 m elevations

  Doncaogau Mining License - 1,087 m and the 605 m elevations

Henan Found will initiate applications to the relevant government departments so that exploration permits are reissued beneath the lower boundary of the mining permit areas. This will enable exploration to continue at depth.

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. Silvercorp acquired an interest in the SGX project in 2004, the HPG project in 2006, and the TLP / LM projects in late 2007.

The existing mining licenses cover all the active exploration and mining areas discussed in this Technical Report. Mining licenses are subject to mining-right usage fees (a fixed annual charge), mineral resource compensation fees, and applicable mineral resource taxes. The renewal of mining licenses and extending mining depth and boundaries occur in the ordinary course of business as long as mineral resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. The safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired surface rights for mining and milling activities by effecting payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

Silvercorp has established an environmental protection department consisting of five full time staff, which is responsible for environment / rehabilitation management work in the Ying Property. Monitoring plans include air and dust emissions and noise and waste water monitoring, and are undertaken by qualified persons and licensed institutes. AMC understands that results from 2013 to 2016 indicate that surface water, sanitary / process plant waste water and mining water are in compliance with the required standards. In addition, project completion inspection results were all compliant for waste water discharge, air emission, noise and solid waste disposal.

There have been a few exceptional cases in which pH values of the discharged mining water were slightly over 9.0 and Pb concentrations slightly exceeded the permitted limit of 0.011 mg/l at the general discharge point after sedimentation tank for both SGX and TLP mines.

Silvercorp’s production activities are in compliance with Chinese and international labour regulations. In accordance with Chinese national regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

China has an established Mining Code which defines the mining rights guaranteed by the government of China. Prior to May 1, 2018, China had a 17% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. Effective May 1, 2018, the VAT rate on sales and materials purchased has been revised to 16%. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax which amounts to approximately 1.6% of sales. Before July 1, 2016, an amount equivalent to 2-4% of sales as resources compensation fee and RMB13 (approximately $1.92) per milled tonne resource tax are payable by companies to the government. Income tax rate is 25%. Effective July 1, 2016, the resources compensation fee was revised to be zero, while the resource tax was to be levied based on certain percentage of sales. The current resource tax applicable to Silvercorp is approximately 3% of sales.

The district lies within rugged, deeply dissected mountainous terrain of the Xionger Mountain Range. Elevations range from 300 m to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25°, and have good bedrock exposure.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. At higher elevations the vegetation is denser and the trees are larger. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

The Ying Property is about 240 km west-southwest of Zhengzhou (population 7.0 million), the capital city of Henan Province, and 145 km southwest of Luoyang (population 1.4 million), which is the nearest major city. Zhengzhou, the largest industrial city in the region, offers full service facilities and daily air flights to Beijing, the capital of China, as well as Shanghai and Hong Kong. The nearest small city to the project area is Luoning (population >80,000), about

56 km by paved roads from Silvercorp’s Ying mill site which is located centrally to the projects. The mill site is about 15 km by paved road from the Guxian Reservoir. The SGX exploration-development camp is accessed via a 10 minute ferry ride across the Reservoir. To date, ore from the SGX and HZG mines has been transported by ferry across the Guxian Reservoir to the mills. Silvercorp is currently driving a haulage tunnel to connect the SGX and HPG mines to increase haulage efficiency and ensure an environment-friendly operation. The HPG, TLP and LM projects have good road access.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, occurring mostly in the July to September rainy season and supplemented by snow and frost occurring from November to March. The projects operate year round.

Silvercorp has sufficient surface rights to operate the projects. There are major power grids adjacent to the properties, including a power line extending to the SGX Area. Adjacent to the Ying Property is a hydropower generating station at the dam that forms the Guxian Reservoir. This reservoir is on the Luo River, a tributary of the Yellow River. Sufficient manpower is available to serve most exploration or mining operations. The steep valleys form natural reservoirs for mine tailings and waste dumps.

History

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports.

Silvercorp acquired an interest in the SGX Mine in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP and LM mines, all of which were previously held and operated by private Chinese companies.

Geological Setting, Mineralization and Deposit Types

The Ying Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time.

The northern continental plate, the North China Plate, covers all of Henan Province and most parts of North China, while the southern plate, the Yangtze Plate, covers most part of South China. Rocks along the orogenic belt between the two major tectonic plates are severely folded and faulted, offering optimal structural conditions for the emplacement of a myriad of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt.

The Qinling orogenic belt is comprised largely of Proterozoic- to Paleozoic-age rock sequences consisting of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The rocks are weakly metamorphosed to lower greenschist facies, with local areas of strongly metamorphosed lower amphibolite facies. The basement of the belt is comprised of highly metamorphosed Archean-age rocks of the North China plate, dominantly felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The metamorphosed Qinling belt sequence and the underlying Archean basement rocks are intruded by mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages. They are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic to Cenozoic age, primarily marls and carbonaceous argillites, which are in turn overlain locally by sandstone-conglomerate sequences.

The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults generated during the collision of the two major tectonic plates in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement with sets of conjugate shear structures trending either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km-long orogenic belt

The Ying Property contains multiple mesothermal silver-lead-zinc-rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Archean gneiss and greenstone. To date, significant mineralization has been defined or developed in at least 224 discrete vein structures, and many other smaller veins have been found but not as yet well explored.

Structurally, the vein systems throughout the district are all somewhat similar in that they occur as sets of veins of generally similar orientation enclosed by fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely northwest-southeast. The structures extend for hundreds to a few thousand metres along strike. They are often filled by altered andesite or diabase dikes together with quartz-carbonate veins or as discrete zones of altered bedrock (mainly gneiss) associated with local selvages of quartz-carbonate veinlets. From one-third to one-half of the structures exposed at the surface are conspicuously mineralized as well as altered.

The vein systems consist of narrow, tabular or splayed veins, often occurring as sets of parallel and offset veins. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. “Swells” formed in structural dilatant zones along the veins often forming mineralized “shoots”. At the SGX mine, these shoots range from 30 m to more than 60 m in vertical and horizontal dimensions over true vein widths of 0.4 m to 3.0 m. The vertical dimension of the SGX shoots is commonly twice or more the horizontal dimension. Longitudinal sections constructed along the veins indicate that many of the shoots have a steep, non-vertical rake.

The vein systems of the various mine areas in the district are also generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area. These differences have been attributed to district-scale mineral zonation at different levels of exposure. This subtle zonation is thought to be perhaps analogous to the broad-scale zonation patterns observed in the Coeur d’Alene District (USA) and characteristic of many other significant mesothermal silver-lead-zinc camps in the world (Broili et al., 2008, Broili et al., 2010).

Exploration

From 1 July 2013 to 30 June 2016 (the “Reporting Period”), Silvercorp conducted extensive exploration programs on the Ying Property that included exploration-development activities in the SGX mine area, including two producing mines (SGX and HZG), the HPG mine area, and the TLP and LM mine areas, including three producing mines (TLP, LME and LMW). The past exploration activities, including surface activities, have been detailed in previous NI 43-101 Technical Reports.

Other than drilling, the projects have been explored primarily from underground workings. The workings follow the vein structures along strike, on levels spaced approximately 40 m apart. Silvercorp has found this method of underground exploration an effective and efficient way to define the geometry of the mineralized structures, in part due to the discontinuous character of the high-grade mineralization, but also to the relatively inexpensive development costs.

The exploration tunnelling and drilling programs were conducted during the Reporting Period to upgrade the Indicated and Inferred Mineral Resources, to test the down-dip and along-strike extensions of the major mineralized vein structures and their parallel subzones, and to explore new target areas. The programs comprised 128,385 m of tunnelling, including 72,940 m of drifting along mineralized structures and 33,354 m of cross cutting across mineralized structures. Drift and crosscut tunnels have been developed at 30 m to 50 m intervals vertically to delineate higher-category Mineral Resources. A total of 44,166 channel/chip samples were collected from the six mine areas.

Drilling

Prior to Silvercorp obtaining the rights to the SGX mine in 2004, there was little drilling work completed on the Ying Property. Drilling programs conducted by previous operators include a 10,736 m surface drilling program in the TLP-LM area by the No. 6 Nonferrous Geological Exploration Team from 1991 to 1994 and a test drilling program of two holes in the SGX area by the Henan Nonferrous Geological Exploration Bureau in 2003.

Since acquiring the Ying projects, Silvercorp has initiated systematic drilling programs to test the strike and down-dip extensions of the major mineralized vein structures and explore for new mineralized structures in less-explored or unexplored areas in the Property.

Since 2004, Silvercorp has organized extensive underground diamond drilling programs each year in the Ying Mining District with a total accumulated metreage of 1,082,840m completed as of June 2016.

Drilling programs were continuously conducted over the Ying Property during the Reporting Period. Underground and surface drilling was carried out in mining areas to test the down-dip extension of major mineralized vein structures, extend the Indicated and Measured Mineral Resources at or above the current mining depth, and infill the Inferred Mineral Resource blocks defined in previous drilling programs below the current mining depth. Most of the holes were designed as inclined holes to test multiple vein structures. A total of 224,729 m in 896 diamond holes was completed, including 7,295 m in 41 surface holes and 217,434 m in 855 underground holes drilled from at or above the current mining elevations. Results of the diamond drilling program were the down-dip and strike extension of most of the major mineralized veins and the discovery of a number of new mineralized veins in the current mine areas.

Drilling results from the 2013-2016 drilling program in the Ying Property are briefly summarized in the table below. These results have been incorporated into the mine databases and contribute to the current Mineral Resource update for the six Ying mine areas.

Brief summary of the 2013-2016 drilling results

Mine Area	Holes Completed	No of Mineralized Intersections (≧ 120g/t AgEq)	Average Grade of Mineralized Intersections (g/t AgEq)	Average True Width of Mineralized Intersections (m)	Detected Depth (Elevation m)
SGX	371	182	532	1.23	768 - (-71)
HZG	52	13	550	0.68	899 - 361
HPG	148	103	364	0.83	826 - (-56)
TLP	134	115	367	0.96	956 - (-82)
LME	82	68	499	0.91	958 - 276
LMW	109	79	413	1.02	951 - 433

Sampling and Analysis, and Data Verification

The numerous fault-fissure structures that cut the gneissic bedrock of the Ying Property are not continuously mineralized. Veins occur intermittently along these structures, appearing and disappearing along-strike and down-dip. Silvercorp’s exploration consists of horizontal tunnelling along and across the veins, in addition to driving raises or declines to access the veins at other levels. Core drilling is designed to intersect the veins in other locations both laterally and vertically. Channel samples are collected from underground tunnels and other workings, and core samples are collected from altered and mineralized drill cores.

Core Samples

NQ-sized drill cores (48 mm in diameter) are recovered from the mineralized zones. Drill core recoveries are influenced by lithology and average 98 – 99%. Drill core is moved from drill site to the surface core shack located at the mine camp on daily basis and is logged, photographed and sampled in detail there. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with a sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labeled cotton cloth bag with sample number marked on the bag. A pre-numbered ticket book is used to assign the sample numbers. A ticket from the book is inserted in the bag and the stub of the ticket book is retained for reference. The bagged sample is then shipped to the laboratory for assaying.

Chip / Channel Samples

Channel samples across the mineralized structures are collected across the back of the tunnels at 5 m intervals, with the spacing of channel samples increasing to 15 or 25 m in the non-mineralized sections of the vein structures. Individual channels can consist of multiple chip samples, cut across and bracketing the mineralization and associated wall rocks across the tunnel. Assay results of samples are documented on underground level maps and longitudinal sections.

Sampling, Analysis and Data Verification

Core samples are shipped or couriered in securely sealed bags to one of the following four reputable commercial laboratories:

  The Analytical Laboratory of Henan Geological Exploration Bureau (Zhengzhou Geo-Laboratory) in Zhengzhou, Henan Province,

  The Analytical Laboratory of the Institute of Geophysical and Geochemical Exploration of the Chinese Academy of Geosciences (IGGE Laboratory) in Langfang, Hebei Province,

  The Chengde Huakan 514 Geology and Mineral Testing and Research Institute (Chengde Laboratory) in Chengde, Hebei Province,

  The Analytical Laboratory of the Inner Mongolia Geological Exploration Bureau (Inner Mongolia Laboratory) in Hohhot, Inner Mongolia.

All four laboratories are accredited and certified as first class laboratories by the Chinese government. The procedures for sample preparation and quality management in these laboratories are established in accordance with the official Chinese technical standard DZ/T 0130-2006 (The Specification of Testing Quality Management for Geological Laboratories), which is a combination of the basic principles and methodologies of ISO 9000:2000 and ISO/IEC 17025:1999. Their sample preparation procedures consist of drying, crushing, splitting and weighing of a 200-gram sample, followed by pulverizing to 200-mesh size. The 200-mesh sample split is split again with a 100-gram split used for final assay. Two-acid digestion and AAS finish are utilized on a 0.5 g sample for lead and zinc assay. Titration is utilized as a modified process for higher grade materials. Silver is also analyzed using a two-acid digestion on a 0.5 g sample and AAS finish.

Channel samples are prepared and assayed at Silvercorp’s mine laboratory (Ying Laboratory) located at the mill complex in Luoning County. Samples are dried at 100° to 105°C in an oven and are then crushed and pulverized through three procedures, preliminary crushing, intermediate crushing and final pulverizing. Sample splitting is conducted at each procedure. A 200 g sample of minus 160 mesh (0.1 mm) is prepared for assay. A duplicate sample of minus 1 mm is made and kept at the laboratory archives. A 0.5 g pulp sample is treated with two-acid digestion and assayed for silver, lead, zinc and copper with AAS at the laboratory.

Silvercorp’s QA / QC program in the period from July 2013 to June 2016 comprised the following:

  Regular insertion of Certified Reference Material (CRM) samples, blanks and duplicates at a rate of one CRM, one blank and one duplicate per 40 sample batch.

  Regular review of results, with additional review by independent Qualified Persons.

Silvercorp geologists at each mine and the Exploration Management Department in Silvercorp’s Beijing Office review QA / QC data on a regular basis. Any batch that reaches warning threshold or fails the QA / QC program is automatically notified for investigation or re-assayed, and only approved assay results are used for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

The lab scale mineral processing and metallurgical tests for the Ying Property deposits were done by three laboratories in China:

  Hunan Nonferrous Metal Research Institute (HNMRI) using SGX mineralization in 2005.

  Tongling Nonferrous Metals Design Institute (TNMDI) using HZG mineralization in 2006.

  Changsha Design and Research Institute (CDRI) using TLP mineralization in 1994.

SGX is the main deposit and the HNMRI work is the most comprehensive; therefore, the lab test results from HNMRI’s study (2005) on SGX mineralization were used for both mill Plant 1 (2005) and Plant 2 (2008) design. AMC is not aware of any subsequent external Design Institute metallurgical testwork having been carried out, although continual on-site “plant-tuning” occurs.

Mineral Resource and Mineral Reserve Estimates

In AMC’s opinion, the geological data used to inform the Ying Property block model estimates were collected in line with industry good practice as defined in the Canadian Institute of Mining and Metallurgy and Petroleum (CIM) Exploration Best Practice Guidelines and the CIM Mineral Resource, Mineral Reserve Best Practice Guidelines.

The Mineral Resource estimates for the Ying Property were prepared by independent Qualified Person, Dr Adrienne Ross, P.Geo, with the assistance of Ms Kathy Zunica of AMC, and with input from Mr Pat Stephenson, P.Geo. Datamine software was used, and, as a result of a recommendation in AMC’s 2012 Technical Report, the June 30, 2016 resources were estimated using a block modelling approach, with 3D ordinary kriging and Datamine’s™ dynamic anisotropy application2.

The Mineral Resources include material (approximately 25% of the Indicated Resources) below the lower limit of Silvercorp’s current mining permits. However, because of the nature of Chinese regulations governing applications for new or extended mining permits, and because Mineral Resources have been shown to extend below the current lower limits, AMC is satisfied that there is no material risk of Silvercorp not being granted approval to extend the lower depth limit of its permits to develop these Resources as and when required.

The Mineral Resources are reported above cut-offs after applying a minimum practical extraction width of 0.3 m. Diluted grades were estimated for blocks with mineralization widths less than 0.3 m by adding a waste envelope with zero grade. Cut-off grades are based on in situ values in silver equivalent (AgEq) terms in grams per tonne and incorporate mining, processing and general & administration (“G&A”) costs provided by Silvercorp for each mine and reviewed by AMC.

For the purposes of cut-off grade and silver equivalent calculations, AMC has used relevant reported individual metal processing recoveries and operating costs for each site, and the following long-term metal prices for both Mineral Resources and Mineral Reserves: Au US$1,250/oz, Ag US$19/oz, Pb US$0.90/lb, Zn US$1.00/lb.

The total estimated Mineral Resources for the SGX, HZG, HPG, TLP, and LME and LMW mines, respectively, reported by category, are summarized in the following Table 2.

____________________
2 Dynamic anisotropy re-orientates the search ellipsoid for each estimated block based on the local orientation of the mineralization

Table 2 Mineral Resources of the Ying Property as of June 30, 2016

Mine	Resource Category	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Resource
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Measured	2.67	-	296	5.71	3.06	-	25.46	152.7	81.71
	Indicated	3.86	-	271	5.06	2.36	-	33.64	195.5	91.19
	Measured + Indicated	6.54	-	281	5.33	2.64	-	59.10	348.2	172.90
	Inferred	3.66	-	268	5.14	2.33	-	31.50	187.8	85.23
HZG	Measured	0.33	-	390	1.20	0.24	-	4.14	4.0	0.78
	Indicated	0.45	-	297	0.91	0.18	-	4.27	4.1	0.80
	Measured + Indicated	0.78	-	336	1.03	0.20	-	8.41	8.0	1.58
	Inferred	0.35	-	231	1.22	0.25	-	2.63	4.3	0.87
HPG	Measured	0.69	1.10	88	3.77	1.15	24	1.95	26.0	7.92
	Indicated	0.63	1.10	85	2.84	1.15	22	1.72	17.9	7.21
	Measured + Indicated	1.32	1.10	87	3.33	1.15	47	3.66	43.8	15.12
	Inferred	1.01	1.21	114	3.88	1.09	39	3.69	39.1	10.98
LME	Measured	0.32	-	348	1.64	0.31	-	3.55	5.2	1.0
	Indicated	0.93	-	312	2.19	0.49	-	9.33	20.3	4.51
	Measured + Indicated	1.25	-	321	2.05	0.44	-	12.88	25.5	5.51
	Inferred	0.65	-	326	1.60	0.42	-	6.79	10.3	2.73
LMW	Measured	0.54	-	329	3.44	0.27	-	5.74	18.7	1.49
	Indicated	1.93	-	239	2.68	0.31	-	14.84	51.7	6.00
	Measured + Indicated	2.47	-	259	2.85	0.30	-	20.58	70.4	7.49
	Inferred	1.36	-	250	2.37	0.32	-	10.95	32.2	4.38
TLP	Measured	1.36	-	222	3.76	0.28	-	9.71	51.1	3.80
	Indicated	2.60	-	167	3.21	0.31	-	13.97	83.5	7.94
	Measured + Indicated	3.96	-	186	3.40	0.30	-	23.68	134.6	11.74
	Inferred	3.44	-	196	3.95	0.32	-	21.69	135.6	11.04
Total	Measured	5.91	0.13	266	4.36	1.64	24	50.55	257.6	96.69
	Indicated	10.40	0.07	233	3.59	1.13	22	77.76	373.0	117.66
	Measured + Indicated	16.31	0.09	245	3.87	1.31	47	128.31	630.6	214.35
	Inferred	10.47	0.12	230	3.91	1.10	39	77.25	409.4	115.22

Notes:
Measured and Indicated Mineral Resources are inclusive of Mineral Resources from which Mineral Reserves are estimated
Metal prices: gold US$1250/troy oz, silver US$19/troy oz, lead US$0.90/lb, zinc US$1.00/lb
Exchange rate: RMB 6.50 : US$1.00
Veins factored to minimum extraction width of 0.3 m
Cut-off grades: SGX 140 g/t AgEq; HZG 125 g/t AgEq; HPG 125 g/t AgEq; LME 125 g/t AgEq; LMW 130 g/t AgEq TLP 120 g/t AgEq
Silver equivalent formulas by mine:

SGX=33.1895*Pb%+23.4590*Zn%+Ag g/t;	HZG=31.8736*Pb%+Ag g/t;
HPG=33.9925*Pb%+18.3181*Zn%+55.4773*Au g/t+Ag g/t;	LME=34.0436*Pb%+Ag g/t;
TLP=34.1401*Pb%+Ag g/t;	LMW=34.6856*Pb%+Ag g/t;

Exclusive of mine production to 30 June 2016
Rounding of some figures may lead to minor discrepancies in totals

Comparison of Mineral Resources, June 30, 2013 and June 30, 2016

A comparison of Mineral Resource estimates between 30 June 2013 and 30 June 2016 indicates the following:

  For Measured plus Indicated Resources, tonnes have increased by 16%, grades have increased by between 3% and 7%, and contained metal has increased by 20% for silver, 23% for lead and 24% for zinc.

  For Inferred Resources, tonnes have increased by 39%, silver grades have decreased by 8%, lead grades have increased by 20%, zinc grades have increased by 11%, and contained metal has increased by 28% for silver, 67% for lead and 54% for zinc.

  The main reasons for the differences are Mineral Resource addition and conversion to higher categories arising from drilling and level development, different cut-off grades, and depletion due to mining.

Mineral Reserve Estimate

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue to be predominant at the Ying Property, namely cut and fill resuing and shrinkage stoping, using hand-held drills and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. AMC has observed the mining methods at the Ying Property and considers the minimum extraction and mining width assumptions to be reasonable. Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope. For the total tonnage estimated as Ying Mineral Reserves, 42% is associated with resuing and 58% with shrinkage. The Mineral Reserve estimates for the Ying Property were prepared by Silvercorp under the guidance of independent Qualified Person, Mr H A Smith, P.Eng., who takes QP responsibility for those estimates.

Cut-off Grades

Mineral Reserves have been estimated using breakeven cut-off values for shrinkage and resuing at each site as appropriate. The cut-off grade basis is summarized below and in Table 3.

Cut-off grade AgEq (g/t) = (mining cost + sustaining capital + milling cost + hauling cost + G&A cost + selling cost + mineral resources tax) / (processing recovery x mining recovery x Ag price).

Table 3 Mineral Reserve Cut-off Grades and Key Estimation Parameters

Item	SGX		HZG	HPG		LME		TLP		LMW
Foreign exchange rate (RMB:US$)	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50	6.50
	Resuing	Shrinkage	Resuing	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage	Resuing	Shrinkage
Operating costs
Sustaining Capital ($/t) (mine development & exploration tunnelling cost)	29.09	29.09	32.11	23.05	23.05	18.61	18.61	12.34	12.34	21.96	21.96
Mining Cost ($/t)	51.35	36.49	36.58	55.5	40.58	49.52	29.77	46.4	33.19	55.13	29.77
Hauling cost ($/t)	4.14	4.14	4.60	4.29	4.29	3.24	3.24	3.04	3.04	3.12	3.12
Milling cost ($/t)	8.09	8.09	8.26	8.33	8.33	12.98	12.98	8.20	8.20	5.13	5.13
G&A and product selling cost ($/t)	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33	10.33
Mineral Resources tax ($/t)	2.42	2.42	2.19	2.04	2.04	2.18	2.18	2.03	2.03	2.22	2.22
Total operating costs (US$/t)*	105.42	90.56	94.07	103.54	88.62	96.86	77.11	82.34	69.13	97.89	72.53
Mining recovery (%)	95	92	95	95	92	95	92	95	92	95	92
Mill recoveries
Au (%)				75	75
Ag (%)	94.45	94.45	95.56	88.94	88.94	95.23	95.23	92.39	92.39	93.32	93.32
Pb (%)	96.51	96.51	93.77	93.08	93.08	93.22	93.22	93.48	93.48	94.98	94.98
Zn (%)	61.4	61.4		45.14	45.14
Breakeven COG (AgEq g/t) = opex $/t / (mining recovery% x processing recovery% x Ag $ value per g*)	190	170	170	200	175	175	145	155	130	180	135

Notes:
Metal price assumptions: Ag $19/oz; Pb $0.90/lb; Zn $1.00/lb.
No Zn value ascribed to ore from HZG, LM, TLP and LMW sites.
Operating costs from 2016 calendar year actuals and projections

Lower cut-off grade values have been used for vein development operations where, effectively, the cost of this development is sunk and the value of the material mined has only to bear the cost of hauling, milling, G&A, selling and tax. These values are shown in Table 4.

Table 4 Vein development cut-off grades

Vein development cut-off estimates	SGX	HZG	HPG	LM	TLP
AgEq Cut-off g/t	50.00	50.00	50.00	50.00	50.00
Note: Costs and metal price assumptions as per Table 3 above.

Dilution

Minimum mining widths are assumed as 0.5 m and 1.0 m respectively for resuing and shrinkage. For resuing, a dilution factor has been applied to each true vein width up to a minimum extraction width of 0.5 m or to (vein width plus 0.1 m) where the true width is greater than 0.4 m. For shrinkage, a minimum dilution factor of 0.2 m is added to the minimum vein width of 0.8m. AMC notes that a key strategy used at Ying for minimizing floor dilution is the placement of rubber mats and / or conveyor belting over the waste fill floor in resuing stopes immediately before each resuing blast. This effectively serves as a barrier between ore and waste.

The dilution calculation process used for the Mineral Reserves assumes that the resulting figures represent the overall tonnes and grade delivered to surface. There is a small degree of waste hand sorting, and therefore upgrading, that occurs underground, depending on the mine and mining method. AMC considers that the resulting impact of this hand-sorting on the delivered product is not significant enough to be material.

AMC notes that the projections for dilution in both resuing and shrinkage stopes assume a high degree of process control in terms of design, drilling and blasting, and that such control on an ongoing basis will be critical to achieving dilution targets.

Table 5 summarizes average dilution from the Mineral Reserve calculations for each of the Ying mines. There is a significant reduction in estimated dilution for Mineral Reserves compared to the most recent Technical Report. AMC considers that the current dilution estimation is reasonable considering the enhanced focus on mining process control and the recently observed results from those efforts.

Table 5 Average dilution by mine and method

Mine	Dilution %
	Resuing	Shrinkage
SGX	17%	15%
HZG	23%	22%
HPG	17%	19%
LM-E	21%	18%
LM-W	13%	14%
TLP	17%	19%
Total Ying	17%	17%

Mining Recovery Factors

Mining recovery estimates used in the Mineral Reserve calculations are based on experience at each of the Ying operations and for each mining method. For resuing stopes, 95% total recovery is assumed; for shrinkage stopes, 92% total recovery is assumed. Minimal pillars are anticipated to remain between adjacent mining blocks in the same vein, and partial recovery in sill pillars is allowed for in the respective recovery factors.

Mineral Reserve Estimate

To convert Mineral Resources to Mineral Reserves, Silvercorp uses the following procedures:

  Selection of Measured and Indicated Resource areas (potential stope blocks) for which the average AgEq grade is greater than the mine cut-off AgEq grade

  Application of minimum extraction and mining width criteria and calculation of dilution at zero grade

  Estimation of Mineral Reserve potential by applying relevant mining loss factors

  Reconfirmation that diluted AgEq grade is greater than mine cut-off

  Confirmation as Mineral Reserves by considering any other significant cost factors such as additional waste development required to gain access to the block in question

Table 6 summarizes the Mineral Reserve estimates for each Ying mine and for the Ying operation as a whole. 38% of the Mineral Reserve tonnage is categorized as Proven and 62% is categorized as Probable.

Table 6 Ying Mines Mineral Reserve Estimates at June 30, 2016

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	EQ-Ag(g/t)	Metal Contained in Reserves
								Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.32		272	5.25	2.69	509		20.28	121.60	62.21
	Probable	3.18		248	4.86	2.11	459		25.40	154.55	67.06
Total Proven & Probable		5.50		258	5.02	2.35	480		45.68	276.15	129.27
HZG	Proven	0.23		348	1.03	0.20	384		2.60	2.39	0.47
	Probable	0.35		285	0.77	0.15	312		3.23	2.73	0.52
Total Proven & Probable		0.59		310	0.88	0.17	341		5.83	5.12	0.99
HPG	Proven	0.47	1.10	88	3.76	1.13	297	16.43	1.31	17.50	5.26
	Probable	0.29	1.15	108	3.28	1.17	304	10.84	1.02	9.65	3.45
Total Proven & Probable		0.76	1.12	95	3.57	1.15	300	27.27	2.33	27.15	8.71
TLP	Proven	1.00		223	3.45	0.26	341		7.15	34.39	2.62
	Probable	1.48		178	2.91	0.29	277		8.45	43.09	4.31
Total Proven & Probable		2.47		196	3.13	0.28	303		15.60	77.49	6.93
LM-E	Proven	0.20		288	1.45	0.27	337		1.82	2.85	0.54
	Probable	0.75		298	2.11	0.46	370		7.23	15.95	3.48
Total Proven & Probable		0.95		296	1.97	0.42	363		9.06	18.80	4.02
LM-W	Proven	0.46		316	3.29	0.25	428		4.69	15.21	1.14
	Probable	1.57		234	2.61	0.29	323		11.83	41.04	4.63
Total Proven & Probable		2.04		252	2.76	0.28	346		16.52	56.25	5.77
Ying Mine	Proven	4.67	0.11	252	4.15	1.55	431	16.43	37.85	193.95	72.24
	Probable	7.63	0.04	233	3.50	1.09	374	10.84	57.16	267.01	83.45
Total Proven & Probable		12.30	0.07	240	3.75	1.27	396	27.27	95.02	460.96	155.69

Notes to Mineral Reserve Statement:
Stope Cut-off grades (Ag/Eq g/t): SGX – 190 Resuing, 170 Shrinkage; HZG – 170 Resuing; HPG – 200 Resuing, 175 Shrinkage; LME -175 Resuing, 145 Shrinkage; LMW -180 Resuing, 135 Shrinkage; TLP - 155 Resuing, 130 Shrinkage.
Vein development cut-off grades of 50 g/t AgEq for all mines.
Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.
Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.
Metal prices: gold US$1,250/troy oz, silver US$19/troy oz, lead US$0.90/lb, zinc US$1.00/lb
Processing recovery factors: SGX – 94.5% Ag, 96.5% Pb, 61.4% Zn; HZG – 95.6% Ag, 93.8% Pb; HPG – 88.9% Ag, 93.1% Pb, 45.1% Zn; LME – 95.2% Ag, 93.2% Pb; LMW – 93.3% Ag, 95.0% Pb; TLP – 92.4% Ag, 93.5% Pb.
Exclusive of mine production to 30 June 2016. Exchange rate assumed is RMB 6.50 : US$1.00.
Rounding of some figures may lead to minor discrepancies in totals.

AMC notes that the average silver and lead grades for the total combined Ying Mines Mineral Reserves are of the order of 20% lower than reported mined grades from operations for January to November 2016. This is consistent with the mining plan generally moving into lower grade areas as the LOM progresses. AMC notes that the grade distribution of the Mineral Reserves and the increased operational focus on minimizing dilution allows a continuing opportunity to mine at above-overall-average grades in at least the early stages of the projected remaining LOM. AMC advises that best mining practices and the focus on tight dilution control will be key to optimizing grade throughout the extraction of the Ying Mineral Reserves.

Table 7 below summarizes the total tonnage mined and total metals produced from the Ying Projects as a whole between June 30, 2016 the date of the latest mineral reserve report and March 31, 2018:

Table 7 Tonnage mined and metal produced since Ying Report date

	Production, year ended March 31, 2018	Production, nine months ended March 31, 2017	Total Production since latest mineral reserve report (June 30, 2016)
Ore Mined (Mmt)	0.61	0.46	1.07
Silver Produced (Moz)	5.44	4.44	9.88
Gold Produced (oz)	3,069	2,387	5,456
Lead Produced (t)	25,029	22,025	47,054
Zinc Produced (t)	2,783	1,828	4,611

Note: Table 7 and the immediately preceding text that references it are subsequent to and do not form part of the Ying Report.

Mineral Reserves Sensitivity to Cut-off Grade

AMC has tested the sensitivity of the Ying Mineral Reserves to variation in cut-off grade by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The approximate percentage differences in contained AgEq ounces for each of the Ying mines and for the property as a whole are shown in Table 8

Table 8 Estimated Reduction in Contained AgEq Oz in Mineral Reserves for COG increase of 20%

	SGX	HZG	HPG	TLP	LME	LMW
Mine AgEq oz reduction	3.6%	2.4%	18.6%	10.3%	8.00%	7.2%
Ying Total AgEq oz reduction	6.1%

The lowest sensitivities are seen at SGX and HZG with, respectively, an estimated 3.6% and 2.4% reduction in contained AgEq ounces when the COG is increased by 20%. The highest reduction of 18.6% is noted at HPG. For Ying as a whole, an approximately 6% reduction demonstrates relatively low overall COG sensitivity.

Conversion of Mineral Resources to Reserves

Table 9 compares the respective sums of Measured plus Indicated Resources and Proven plus Probable Reserves for each of the Ying mines and the entire Ying operation.

Table 9 Resources and Reserves Comparison

Mine		Tonnes	Au	Ag	Pb	Zn	Au	Ag	Pb	Zn
		Mt	g/t	g/t	%	%	koz	Moz	kt	kt
SGX	Resource MS+ID	6.54		281	5.33	2.64		59.1	348.2	172.9
	Reserve Prv + Prb	5.5		258	5.02	2.35		45.68	276.15	129.27
Conversion percentages		84%		92%	94%	89%		77%	79%	75%
HZG	Resource MS+ID	0.78		336	1.03	0.2		8.41	8.034	1.58
	Reserve Prv + Prb	0.59		310	0.88	0.17		5.83	5.12	0.99
Conversion percentages		76%		92%	85%	85%		69%	64%	63%
HPG	Resource MS+ID	1.32	1.1	87	3.33	1.15	47	3.66	43.8	15.12
	Reserve Prv + Prb	0.76	1.12	95	3.57	1.15	27.27	2.33	27.15	8.71
Conversion percentages		58%	102%	109%	107%	100%	58%	64%	62%	58%
TLP	Resource MS+ID	3.96		186	3.4	0.3		23.68	134.6	11.74

	Reserve Prv + Prb	2.47		196	3.13	0.28		15.6	77.49	6.93
Conversion percentages		62%		105%	92%	93%		66%	58%	59%
LM-E	Resource MS+ID	1.25		321	2.05	0.44		12.88	25.5	5.51
	Reserve Prv + Prb	0.95		296	1.97	0.42		9.06	18.8	4.02
Conversion percentages		76%		92%	96%	95%		70%	74%	73%
LM-W	Resource MS+ID	2.47		259	2.85	0.3		20.58	70.4	7.49
	Reserve Prv + Prb	2.04		252	2.76	0.28		16.52	56.25	5.77
Conversion percentages		83%		97%	97%	93%		80%	80%	77%
Total	Resource MS+ID	16.31	0.09	243	3.87	1.31	47	127.42	630.6	214.35
	Reserve Prv + Prb	12.3	0.07	240	3.75	1.27	27.27	95.02	460.96	155.69
Conversion percentages		75%	78%	99%	97%	97%	58%	75%	73%	73%
*Numbers may not compute exactly due to rounding.

For the Property as a whole, total Mineral Reserve tonnes are approximately 75% of Mineral Resource (Measured plus Indicated) tonnes. Silver, lead and zinc Mineral Reserve grades are 99%, 97% and 97% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for silver, lead and zinc are 75%, 73% and 73% respectively.

Reconciliation

Table 10 shows Ying Mineral Reserves as of mid-2013 (previous Technical Report) and as of mid-2016 (this Technical Report). The 2016 data is exclusive of ore mined since mid-2013.

Table 10 Mineral Reserves mid-2013 and mid-2016

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (oz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX 2013	Proven	2.66		230	4.41	2.33		19.64	117.30	61.90
	Probable	2.20		206	3.75	1.90		14.56	82.50	41.90
Total Proven & Probable		4.86		219	4.11	2.14		34.20	199.80	103.80
SGX 2016	Proven	2.32		272	5.25	2.69		20.28	121.60	62.21
	Probable	3.18		248	4.86	2.11		25.4	154.55	67.06
Total Proven & Probable		5.50		258	5.02	2.35		45.68	276.15	129.27
SGX % Change	Proven	-13%		18%	19%	15%		3%	4%	1%
	Probable	45%		20%	30%	11%		74%	87%	60%
Total Proven & Probable		13%		18%	22%	10%		34%	38%	25%
HZG 2013	Proven	0.30		344	1.16	0.19		3.32	3.50	0.60
	Probable	0.39		279	1.12	0.13		3.49	4.40	0.50
Total Proven & Probable		0.69		307	1.14	0.16		6.82	7.80	1.10
HZG 2016	Proven	0.23		348	1.03	0.20		2.60	2.39	0.47
	Probable	0.35		285	0.77	0.15		3.23	2.73	0.52
Total Proven & Probable		0.59		310	0.88	0.17		5.83	5.12	0.99
HZG % Change	Proven	-23%		1%	-11%	5%		-22%	-32%	-22%
	Probable	-10%		2%	-31%	15%		-7%	-38%	4%
Total Proven & Probable		-14%		1%	-23%	6%		-15%	-34%	-10%

Mines	Categories	Tonnes (Mt)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal Contained in Reserves
							Au (oz)	Ag (Moz)	Pb (kt)	Zn (kt)
HPG 2013	Proven	0.56	0.94	100	4.54	0.81	16,931	1.80	25.40	4.50
	Probable	0.36	1.05	84	3.33	1.14	12,230	0.97	12.10	4.10
Total Proven & Probable		0.92	0.98	94	4.06	0.94	29,160	2.77	37.40	8.70
HPG 2016	Proven	0.47	1.10	88	3.76	1.13	16,430	1.31	17.50	5.26
	Probable	0.29	1.15	108	3.28	1.17	10,840	1.02	9.65	3.45
Total Proven & Probable		0.76	1.12	95	3.57	1.15	27,270	2.33	27.15	8.71
HPG % Change	Proven	-16%	17%	-12%	-17%	40%	-3%	-27%	-31%	17%
	Probable	-19%	10%	29%	-2%	3%	-11%	5%	-20%	-16%
Total Proven & Probable		-17%	14%	1%	-12%	22%	-6%	-16%	-27%	0%
TLP 2013	Proven	1.18		135	2.67	0.18		5.13	31.50	2.10
	Probable	2.10		160	2.45	0.22		10.80	51.30	4.70
Total Proven & Probable		3.28		151	2.52	0.21		15.94	82.80	6.80
TLP 2016	Proven	1.00		223	3.45	0.26		7.15	34.39	2.62
	Probable	1.48		178	2.91	0.29		8.45	43.09	4.31
Total Proven & Probable		2.47		196	3.13	0.28		15.60	77.49	6.93
TLP % Change	Proven	-15%		65%	29%	44%		39%	9%	25%
	Probable	-30%		11%	19%	32%		-22%	-16%	-8%
Total Proven & Probable		-25%		30%	24%	33%		-2%	-6%	2%
LM 2013	Proven	0.54		282	1.67	0.20		4.92	9.10	1.10
	Probable	2.35		236	1.84	0.24		17.89	43.40	5.80
Total Proven & Probable		2.89		245	1.81	0.24		22.81	52.50	6.90
LM 2016	Proven	0.66		307	2.74	0.25		6.51	18.06	1.68
	Probable	2.33		255	2.45	0.35		19.06	56.99	8.11
Total Proven & Probable		2.99		266	2.51	0.33		25.58	75.05	9.79
LM % Change	Proven	22%		9%	64%	25%		32%	98%	53%
	Probable	-1%		8%	33%	46%		7%	31%	40%
Total Proven & Probable		3%		9%	39%	38%		12%	43%	42%
Ying Mine 2013	Proven	5.24	0.10	207	3.56	1.34	16,931	34.81	186.70	70.20
	Probable	7.40	0.05	200	2.62	0.77	12,230	47.71	193.70	57.00
Total Proven & Probable		12.64	0.07	203	3.01	1.01	29,160	82.52	380.40	127.20
Ying Mine 2016	Proven	4.67	0.11	252	4.15	1.55	16,430	37.85	193.95	72.24
	Probable	7.63	0.04	233	3.50	1.09	10,840	57.16	267.01	83.45
Total Proven & Probable		12.30	0.07	240	3.75	1.27	27,270	95.02	460.96	155.69
Ying % Change	Proven	-11%	10%	22%	17%	16%	-3%	9%	4%	3%
	Probable	3%	-20%	17%	34%	42%	-11%	20%	38%	46%
Total Proven & Probable		-3%	0%	18%	25%	26%	-6%	15%	21%	22%

Some significant aspects of the comparison are:

  3% decrease in total Ying Mineral Reserve tonnage.

  Increase in total Ying Mineral Reserve silver, lead and zinc grades of 18%, 25%, and 26% respectively.

  Increase in total Ying Mineral Reserve metal content for silver, lead and zinc of 15%, 21% and 22% respectively.

  SGX continues being the leading contributor to the Ying Mineral Reserves, now accounting for 45% of tonnes, 48% of silver, 60% of lead and 83% of zinc, compared to respective values of 38%, 36%, 43% and 67% in 2013.

  Decrease in TLP Mineral Reserve tonnes of 25% but increase in silver, lead and zinc grades of 30%, 24% and 33% respectively.

  Decrease in HPG Mineral Reserve tonnes of 17%.

  Increase in LM (combined LME and LMW) Mineral Reserve metal content for silver, lead and zinc of 12%, 43% and 42% respectively.

Mining Operations

The Ying mine complex is a viable operation with a projected LOM through to 2036 based on Proven and Probable Reserves. The potential exists for an extended LOM via further exploration and development, particularly in areas of Inferred Resources.

The annual ore production is anticipated to be maintained at between 650 kt and 749 kt from 2017 to 2025; then from 2026 to 2036 ore production is projected to gradually fall to around 370 kt per annum as HZG, HPG and LME mines are phased out of production. Development and infrastructure to allow access to, and mining in, the necessary number of working places is either in place, in development or is planned. AMC considers that the projected production can be achieved but that there is a degree of risk associated with having sufficient skilled mining labour consistently available. AMC also notes that a continuing high degree of focus will be necessary throughout the Ying operation for planned development targets to be achieved.

Projected metal grades through to around 2023 are largely in-line with reported production grades in Fiscal 2016. The current focus on dilution and grade control will need to be diligently maintained if Mineral Reserve mining grades are to be achieved.

The Ying mines safety is governed by Chinese statutory requirements and AMC understands that, in certain areas, those requirements are exceeded. AMC advises, however, that Silvercorp should continue with a focus on safety improvement, including implementation of a policy where the more stringent of either Chinese or Canadian safety standards are employed.

The generally good ground conditions, and the regularity and sub-vertical nature of the Ying district veins, may provide an opportunity to effectively employ more bulk-mining methods such as long-hole benching, and still with reasonable dilution.

Processing and Recovery Operations

Silvercorp runs two processing plants, Plants 1 and 2, at the Ying Mine with a total current design capacity of 2,600 tpd. The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 also has a lead / copper flotation separation circuit for use when treating high grade copper ore. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

Both Plants 1 and 2 have been exceeding design throughput levels. Lead and silver recovery targets are being met or exceeded, although zinc recovery is lower than design, attributed to low zinc feed grades. Silver grade in lead concentrate meets the design targets, however, the lead grade has, on average, been below target since 2012. These statistics are consistent with an increasing proportion of production from lower grade mines such as TLP, LME and LMW.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion and grade of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock.

Maintaining recovery seems reasonably achievable, but with a moderately adverse impact on concentrate lead grades, still marketable, but incurring higher treatment charges and lower % payables.

SGX / HPG ores also contain high grade, large-size galena lumps with characteristic specular silver-grey colour. These are hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps are milled in a dedicated facility, and then sold directly or mixed with flotation lead concentrate for sale.

Infrastructure, Permitting and Compliance Activities

There are two tailings management facilities (TMF): TMF1, adjacent to and serving Plant 1, and TMF 2, adjacent to and serving Plant 2. TMF 2 was completed in July 2012, and put into service in April 2013. Each mine in the Ying Property has a number of mine waste dumps. Those for HZG and HPG are sufficient for the envisaged life of mine production, while additional waste dumps will be constructed at SGX, LME, LMW and TLP to ensure adequate capacity. Total current capacity is around 2.8 Mm3. Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants.

Access to the SGX / HZG mine from Silvercorp’s mill office complex is via a 7 km paved road to the Hedong wharf of the Guxian Reservoir, and then across the reservoir by boat to the mine site. Two large barges carry up to five 45 t ore trucks from the SGX / HZG and HPG mines to the plants. At the SGX mines, ore for hand-sorting is transported to a facility at the north side of the mine by diesel powered locomotive railcars in a 2.69 km long tunnel rail system. Silvercorp has constructed a 1.27 km long tunnel in order to transport ore from HZG to SGX, with completion achieved in December 2012. Ore from the TLP and LM mines is hauled to the Silvercorp central mill using 30 and 45 t truck fleets.

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Six safety certificates and six environmental certificates have been issued by the relevant government departments, for each of which there is a related mine development / utilization and soil / water conservation program, and rehabilitation plan.

There are no cultural minority groups within the area surrounding the general project and no records of cultural heritage sites exist within or near the SGX and HPG project areas. The mining areas do not cover any natural conservation, ecological forests or strict land control zones, current vegetation being mainly secondary, including farm plantings. Larger wild mammals have not been found in the region.

Capital and Operating Costs

Summary of Capital Costs

The principal capital requirement in the Ying district is for mine development. Capital provision is also made for exploration drilling and for sustaining surface facilities and equipment in general. Specific processing plant capital requirements going forward are projected to be minimal as plant capacity has already been expanded to meet the forecast mine production. Projected LOM mining capital costs are summarized by mine in Table 11.

Table 11 Total projected LOM capital cost – Ying Property

	Mine	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
RMB (M)	SGX	33.77	31.27	31.58	20.12	14.05	17.03	16.5	18.02	16.12	15.44	17.13	20.44	19.87	19.61	16.29	15.82	17.24	13.4	11.79	6.01	371.50
	HZG	9.06	7.09	5.48	6.76	5.95	4.61	4.65	3.08	1.32	0.4											48.40
	HPG	7.34	7.29	7.38	7.4	7.52	7.76	7.32	5.5	3.29												60.80
	TLP	9.04	9.21	9.04	9.12	8.9	9.03	9.14	9.02	8.78	8.67	7.25	7.15	7.27	7	6.73	5.64	4.1	3.03	2.28	0.55	140.95
	LM East	7.23	7.97	5.69	4.34	3.79	4.77	4.51	2.55	2.26	1.48	1.21		0.36								46.16
	LM West	11.54	12.12	12.18	12.04	10.84	10.44	13.69	12.51	9.68	9.63	9.59	9.17	9.23	8.69	7.89	7.85	7.71	7.16	7.34		189.30
	Total Mining	77.98	74.95	71.35	59.78	51.05	53.64	55.81	50.68	41.45	35.62	35.18	36.76	36.73	35.3	30.91	29.31	29.05	23.59	21.41	6.56	857.11
US$ (M)	SGX	4.89	4.53	4.58	2.92	2.04	2.47	2.39	2.61	2.34	2.24	2.48	2.96	2.88	2.84	2.36	2.29	2.50	1.94	1.71	0.87	53.84
	HZG	1.31	1.03	0.79	0.98	0.86	0.67	0.67	0.45	0.19	0.06											7.01
	HPG	1.06	1.06	1.07	1.07	1.09	1.12	1.06	0.80	0.48												8.81
	TLP	1.31	1.33	1.31	1.32	1.29	1.31	1.32	1.31	1.27	1.26	1.05	1.04	1.05	1.01	0.98	0.82	0.59	0.44	0.33	0.08	20.43
	LM East	1.05	1.16	0.82	0.63	0.55	0.69	0.65	0.37	0.33	0.21	0.18		0.05								6.69
	LM West	1.67	1.76	1.77	1.74	1.57	1.51	1.98	1.81	1.40	1.40	1.39	1.33	1.34	1.26	1.14	1.14	1.12	1.04	1.06		27.43
	Total Mining	11.30	10.86	10.34	8.66	7.40	7.77	8.09	7.34	6.01	5.16	5.10	5.33	5.32	5.12	4.48	4.25	4.21	3.42	3.10	0.95	124.22
	Drilling Program	2.02	2.03	1.93	1.75	1.54	3.59	1.23	1.09	1.01	0.97	0.74	0.62	0.62	0.59	0.63	0.52	0.48	0.41	0.25	0.13	22.18
	Surface Facilities	1.02	0.87	0.43	0.58	0.58	0.58	0.43	0.58	0.73	0.43	0.43	0.43	0.43	0.43	0.51	0.29	0.29	0.29	0.14	0.08	9.58
	Total	14.33	13.76	12.71	11.00	9.53	11.95	9.76	9.02	7.74	6.57	6.28	6.38	6.38	6.14	5.62	5.06	4.98	4.13	3.50	1.16	155.98

Summary of Operating Costs

Operating costs are summarized by mine in Table 12. AMC considers these costs to be reasonable for the methods and technology used and the scale of the operations

Table 12 Operating Cost Summary (2016 US$)

Cost Item (US$/t ore)	SGX	HZG	HPG	TLP	LME	LMW
Mining cost	48.27	50.97	41.84	46.26	43.60	58.74
Hauling cost	3.87	4.68	3.98	3.10	3.10	3.18
Milling cost	8.90	8.90	8.90	8.90	8.90	8.90
G&A and other cost	8.76	8.76	8.76	8.76	8.76	8.76
Totals	69.80	73.32	63.48	67.03	64.36	79.54

Note: 1 US$ = 6.9 RMB

The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one-third of the total cost. “G&A and Other” cost includes an allowance for tailings dam and other environmental costs. The major capital expenditure on the two tailings storage facilities has already been expended and the ongoing costs associated with progressively raising the dam with tailings are regarded as an operating cost.

Smelter Contracts

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. Among them are Henan Yuguang Gold and Lead Smelting Co. Ltd, Jiyuan Wanyang Smelting (Group) Co. Ltd, Jiyuan Jinli Smelting (Group) Co, and Luoning Yongning Gold and Lead Smelting Co. Ltd. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd and Shaaxi Shangluo Zinc Smelting Co. Ltd.

All contracts have freight and related expenses to be paid by the smelter customers themselves.

The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month. Table 13 shows terms most commonly applied.

Table 13 Key Elements of Smelter Contracts

	Pb Concentrate & Direct Smelting Ore						Zn Concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% payable	Au (g/t)	% payable	% Zn	Deduction RMB/t Zn
Minimum Quality	35		500		1		40
Payment Scales	>=60	1700	>=5000	91	>=20	87	>=45	Price =<RMB 15000/t:4800
	55-60	1800	4500-5000	90.5	15-20	86		Price > RMB 15000/t:4800+(price-15000)*80%
	50-55	1900	4000-4500	90	10-15	85	40-45	Price =<RMB 15000/t:4800+45 per % lower than 45%
	45-50	2000	3500-4000	89.5	7-10	84		Price > RMB 15000/t:4800+(price- 15000)*80%+45 per % lower than 45%
	40-45	2100	3000-3500	89	5-7	83
	35-40	2600	2500-3000	88.5	3-5	82
			2000-2500	88	2-3	81
			1500-2000	87.5	1-2	80
			1000-1500	87
			500-1000	86.5

With respect to lead and zinc terms, the above deductibles calculate out to 85-90% payable for the lead concentrate and approximately 70% for zinc, at long-term prices. AMC considers these to be favourable terms relative to global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Economic analysis

Although Silvercorp is a producing issuer and, therefore, does not require an economic analysis for the purposes of this report, AMC believes it is reasonable to include a summary-level analysis to illustrate the potential economic impact relative to the latest Mineral Reserve estimations and to the associated production schedules.

The Ying District is largely a mature operation. A 20-year LOM is envisaged for the resource as currently understood, with average silver equivalent grades projected to be greater than or close to 400 g/t for the first 13 years and then to fall steadily through to the end of mine life. Operating costs and capital costs are anticipated to be reasonable. For the summary economic analysis, AMC has used the same metal prices as in the Mineral Resource and Mineral Reserve estimation, namely:

•	Gold	US$1,250/oz
•	Silver	US$19/oz
•	Lead	US$0.90/lb
•	Zinc	US$1.00/lb

An exchange rate of 1US$ = 6.9RMB has been used for the economic analysis.

Based on the LOM production forecast and the metal price and other assumptions shown above, a base case pre-tax NPV at 8% discount rate of $714M is projected ($535M post-tax). Over the LOM, 63.1% of the net revenue is projected to come from silver, 31.4% from lead and 5.5% from zinc.

A simple economic sensitivity exercise, assuming a 20% adverse change in individual metal prices, operating cost or capital cost, has indicated that most sensitivity is seen in silver price. The NPV is moderately sensitive to lead price and operating cost, and only slightly sensitive to zinc price and capital cost.

Annual Production Schedule

The LOM ore production schedule by mine is shown in Table 14.

Table 14 Ying Property LOM Production Schedule

SGX	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	154	263	263	261	266	272	271	271	264	291	298	293	296	295	298	260	264	265	253	236	180	5,514
Ag (g/t	356	316	322	322	285	290	290	276	267	291	291	262	275	254	225	222	210	187	168	177	156.4	260
Pb (%)	7.36	5.51	6.28	5.87	5.96	5.54	5.54	5.29	5.80	5.22	5.03	4.82	5.01	4.87	3.83	4.69	4.37	3.91	3.66	4.25	4.30	5.06
Zn (%)	2.01	2.41	2.32	2.50	2.56	2.58	2.10	2.32	2.50	2.28	2.06	2.40	2.30	2.34	2.73	2.36	2.16	2.31	2.40	2.30	1.87	2.34
Eq-Ag(g/t)	647	556	585	576	543	535	524	506	518	517	506	479	495	470	416	433	406	371	346	372	343	483
HZG	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027										Total
Production (kt)	26	50	55	60	60	60	60	60	60	60	33											586
Ag (g/t	355	338	329	338	341	327	303	289	284	269	272											312
Pb (%)	1.22	1.04	1.19	0.81	0.54	0.65	0.98	1.17	0.78	0.93	0.47											0.89
Zn (%)		0.21	0.20	0.16	0.16	0.17	0.14	0.16	0.18	0.16	0.14											0.16
Eq-Ag(g/t)	393	371	367	364	358	348	334	327	309	299	287											340
HPG	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026											Total
Production (kt)	36	72	74	80	82	82	84	87	83	83												763
Au (g/t)	1.13	1.08	0.93	1.57	1.18	1.23	1.14	1.37	0.82	0.79												1.12
Ag (g/t)	128.18	114	118	116	119	75	96	96	72	57												97
Pb (%)	4.21	4.80	4.90	3.57	3.68	3.71	3.32	2.47	3.27	2.29												3.55
Zn (%)	0.73	0.86	1.20	1.33	1.03	1.59	1.09	0.70	1.10	1.63												1.15
Eq-Ag(g/t)	347	353	357	349	329	298	292	268	249	208												301
TLP	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	64	123	124	120	123	130	129	124	128	126	123	119	120	118	123	117	117	116	119	111	100	2,476
Ag (g/t	211.1	271	274	255	240	233	219	198	207	197	196	201	188	184	191	184	141	138	120	104	102	195
Pb (%)	2.4	3.84	3.18	2.80	2.70	3.00	3.69	3.17	3.84	3.16	3.00	3.41	3.39	2.99	3.42	2.89	2.66	2.78	2.66	2.40	2.73	3.08
Zn (%)		0.27	0.26	0.34	0.29	0.24	0.24	0.32	0.29	0.26	0.29	0.25	0.22	0.23	0.25	0.26	0.32	0.32	0.40	0.28	0.23	0.27
Eq-Ag(g/t)	291	402	382	351	332	336	345	306	338	305	299	317	303	286	308	283	232	233	211	186	195	300
LM East	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029								Total
Production (kt)	21	52	70	81	81	79	85	85	83	83	78	78	76									953
Ag (g/t	396	355	340	328	320	305	294	292	288	294	266	267	217									298
Pb (%)	1.87	1.88	1.60	1.90	1.86	2.05	2.10	1.97	2.27	1.83	2.23	2.46	1.55									1.98
Zn (%)		0.3	0.3	0.4	0.4	0.4	0.4	0.5	0.5	0.5	0.5	0.6	0.3									0.42
Eq-Ag(g/t)	460	419	394	392	383	375	365	359	365	356	342	351	270									365
LM West	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	49	91	90	100	99	98	98	99	100	105	102	100	99	100	100	104	99	110	105	103	90	2,042
Ag (g/t	313	314	325	362	318	291	352	333	291	298	282	279	295	276	204	179	166	124	103	149	112	253
Pb (%)	3.64	3.71	3.69	2.46	3.30	3.89	2.08	2.25	3.28	2.61	2.94	3.02	2.44	1.90	3.02	3.16	2.40	2.71	2.76	1.76	1.54	2.76
Zn (%)		0.26	0.19	0.18	0.23	0.34	0.22	0.20	0.20	0.28	0.35	0.29	0.26	0.35	0.43	0.51	0.33	0.24	0.30	0.30	0.14	0.28
Eq-Ag(g/t)	439	443	453	447	433	426	424	411	405	388	385	384	379	342	309	289	250	217	199	210	166	349
Ying Mine	2016 July-Dec	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	Total
Production (kt)	350	651	677	703	712	721	727	727	718	749	634	590	592	513	520	481	480	491	477	451	370	12,334
Au (g/t)	0.12	0.12	0.10	0.18	0.14	0.14	0.13	0.16	0.10	0.09												0.07
Ag (g/t)	303	289	293	295	272	260	265	252	241	249	267	253	253	242	213	204	184	161	142	153	131	241
Pb (%)	4.81	4.23	4.32	3.70	3.84	3.86	3.71	3.44	3.98	3.46	3.72	3.92	3.80	3.85	3.58	3.92	3.55	3.37	3.21	3.22	3.20	3.75
Zn (%)	0.96	1.07	1.03	1.08	1.07	1.16	0.91	0.95	1.05	1.07	0.97	1.19	1.15	1.34	1.56	1.27	1.19	1.25	1.27	1.21	0.91	1.12
Eq-Ag(g/t)	493	462	467	454	432	423	418	398	404	393	414	412	407	401	367	364	330	302	277	288	259	396

Exploration and Development

AMC recommends that Silvercorp continue exploration tunnelling and diamond drilling at the Ying Property. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for the down-dip and along-strike extensions of the vein structures. The proposed exploration work is as follows:

SGX

Exploration Tunnelling:
25,000 m exploration tunnelling on vein structures S1, S2, S2W, S4, S6, S6E1, S7, S7-1, S7-2, S7E2, S7W, S8, S8E, S10, S14, S14-1, S14-2, S16E, S19, S21, S21W, and S22 between levels 110 m and 710 m.

Diamond Drilling:
30,000 m underground diamond drilling on vein structures S2, S2W2, S7, S7-1, S8, S10, S11, S12, S16W, S18, S19, S21 and S29.

HZG

Exploration Tunnelling:
5,000 m exploration tunnelling on vein structures HZ20, HZ20E, HZ22, HZ23, and HZ5 and H22 between levels 450 m and 810 m.

Exploration Drilling:
5,000 m underground exploration drilling on vein structures HZ5, HZ22 and HZ22E.

HPG

Exploration Tunnelling:
5,000 m exploration tunnelling on major vein structures H4, H5, H13, H14, H15, H16, H16E and H17 between levels 100 m and 700 m.

Underground Drilling:
9,000 m underground diamond drilling on vein structures H5, H5W, H16 and H17 as well as their subzones.

LMW

Exploration Tunnelling:
6,500 m on vein structures LM7, LM8, LM10, LM11, LM12, LM13, LM16, LM17 and LM19 as well as their parallel subzones between levels 500 m and 900 m. LM2, LM3, LM5 and LM6 between levels 500 m and 750 m at LME, and LM7, LM8, LM10, LM11, LM12, LM13, LM14, LM16, LM19, and LM20 between levels 650 m and 900 m at LMW.

Diamond Drilling:
5,000 m underground drilling on LMW6, LM17, LM19 and W6 and their parallel vein structures.

LME

Exploration Tunnelling:
4,000 m on vein structures LM2, LM2-1, LM4, LM4W2, LM5, LM5E, LM5W, LM5W2, LM6, LM6W, LM6E and LM6E2 between levels 450 m and 790 m.

Diamond Drilling:
6,000 m underground diamond drilling on vein groups LM4, LM5, LM6 and LM21.

TLP

Exploration Tunnelling:
7,500 m exploration tunnelling on vein structures T1 vein group, T2, T3E, T4, T5 vein group, T11 vein group, T14, T14branch, T15 vein group, T16 vein group, T17 vein group, T21 vein group, T22 vein group, T23, T27, T28E, T33 vein group, and T35 vein group between levels 500 m and 790 m.

Diamond Drilling:
12,000 m underground drilling on vein structures T11, T14, T16, T21 and T35E.

The estimated cost for all of the above exploration work is:

  Tunnelling: RMB 63,600,000 (US$9.2M)

  Drilling: RMB 20,100,000 (US$2.9M)

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2 GC Mine

Current Technical Report

Except as otherwise stated, the information in this section is based on the technical report titled “NI 43-101 Technical Report on the GC Ag-Zn-Pb Project (“GC mine”) in Guangdong Province, People’s Republic of China”

(the “GC Report”) effective January 23, 2012 prepared by AMC Mining Consultants (Canada) Ltd. by Brian O’Connor P.Geo , Peter Mokos MAusIMM (CP), Alan Riles MAIG, Owen Watson MAusIMM (CP), Mo Molavi P.Eng, Patrick Stephenson P.Geo.

The following is the summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. The full text of the GC Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description and Location

The GC mine is located in Yunfu City, Yun’an County, Guangdong Province, People’s Republic of China. The boundaries of the exploration permit have not been surveyed and no boundary markers have been staked in the ground.

A Mining License was issued by the Ministry of Land and Resources of China on November 24, 2010. The license is valid for 30 years to November 24, 2040, covers the entire 5.5238 km2 area of the GC mine and permits mining from 315m to minus 530m elevations.

The Licensee is subject to the charge of a Mining-right using fee ($158 /km2), a Mineral-resource compensation fee (2% of sales) and applicable mineral resource taxes ($2/t milled).

The Guangdong Metallurgical & Architectural Design Institute, a qualified Chinese engineering firm finalized the design of a 1,600 t/d mechanized underground mine, a flotation mill, and a dry-stack tailing facility. The estimated capital cost was about $30 million. With the support of the local County government, Silvercorp has completed the acquisition of surface rights required for the construction of mine and mill and is preparing the site and hiring contractors for the construction. Initial production of 700 tonnes per day mining capacity is expected to be achieved in 12 months with full capacity of 1,600 t/d to be achieved in 18 months.

The Company is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities or encumbrances particular to the property other than those stated above. Yangtze Mining Ltd. (“Yangtze

Mining”) which is wholly owned by Yangtze Gold Ltd. (“Yangtze Gold”), acquired the GC mine in 2005 through a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The GC mine is located around Gaocheng Village of Gaochun Township, Yun’an County, Guangdong Province, China. Altitudes in the region range from 78.0m to 378.0m above sea level (“ASL”), usually 150-250m ASL, with relative differences of 50-150m. Vegetation is in the form of secondary forests of pine and hardwoods, bushes and grasses. Top soil covers most of the ground. Outcrops of bedrocks can only be observed in valleys.

The GC mine is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120km northwest of Hong Kong and has a population of almost 12 million registered residents and temporary migrant inhabitants in December of 2007, according to an economic report released by the Guangzhou Academy of Social Science. It is serviced by rail and daily flights from many of China’s larger population centres. Access to the GC mine from Guangzhou is via 178 km of four lane express highway to Yunfu, then 48km of paved road to the project site. A railway connection from Guangzhou to Yunfu is also available.

The region belongs to sub-tropical monsoon climate with average annual temperature of 20-22oC. Rainfall is mainly concentrated in spring and summer from March to August. Winters feature short periods of frosting. The GC mine would be able to operate year round.

Streams are well developed in the area, the Hashui Creek flows in the GC mine area. There is a reservoir upstream of the GC mine area. Small hydro power stations are developed in the region and are connected to the provincial electrical grid. There is a 10KV power line across through the project area and a 110KV substation facility was completed in Q3 of Fiscal 2013.

The economy of Yun’an County mainly relies upon agriculture and some small township industrial enterprises. Labour is locally available, and technical personnel are available in Yunfu and nearby cities. The Gaocheng village is located within the GC mine area.

History

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area. Systematic regional geological surveys covering the area started in 1959. The following is a brief history of the exploration work in the area:

During 1959 to 1960, No. 763 Geological Brigade of Guangdong Bureau of Geology conducted a 1:200,000 regional geological survey and mapping, and regional prospecting of mineral resources in the area. A geological map and geological reports were published.

In 1964-1967, Comprehensive Study Brigade of Guangdong Bureau of Geology conducted general prospecting and 1:50,000 geological mapping in the area including the project area, and submitted a geological report.

In 1983, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 airborne magnetic survey covering the project area.

In 1988, the Regional Geological Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 stream sediment survey, which covers the project area.

In 1991, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:200,000 gravity survey covering the project area.

In 1995, Ministry of Geology and Mineral Resources completed the compilation and interpretation of 1:1,000,000 geochemical, geophysical and remote sensing surveys covering the area.

During 1995 and 1996, Geophysical Survey Brigade of Guangdong Bureau of Geology and Mineral Resources conducted a 1:50,000 soil survey, and defined some large and intensive Pb, Zn, Ag, Sn, W and Bi geochemical anomalies, which covers the project area.

During 1990 and 2000, Guangdong Provincial Institute of Geological Survey (“GIGS”) conducted a 1:50,000 stream sediment survey which covers the project area, and defined several intensive anomalies of Pb-Zn-Ag-Sn-Mn, leading to the discovery of GC deposit.

During 2001 and 2002, and again in 2004 and 2005, GIGS conducted general prospecting at the GC mine area, and defined some mineralized bodies and estimated mineral resources for the GC deposit.

During 2006 and 2007, contracted by Yangtze Mining, GIGS conducted a detailed prospecting at the GC mine area, completed a 36-hole, 11,470m surface diamond drilling program and 1,964m3 of trenching and surface stripping, to update and upgrade the mineral resources of the GC deposit.

History of Mining

Prior to Yangtze Mining acquiring the GC mine, illegal mining activity resulted in the excavation of several tunnels and small scale mining of veins V2, V2-2, V3, V4, V5, V6 and V10. GIGS reported that a total of 1,398m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

In 2002, GIGS developed 66m of tunnel to crosscut veins V5 and V5-1. GIGS sampled and mapped adits ML1 to ML5, ML6, ML7, ML9, and PD12.

Yangtze Mining, after its purchase of the property in 2005, mapped and sampled the accessible tunnels ML5 and ML8. Tunnel ML5 has exposure to vein V10 and tunnel ML8 has exposure to vein V2-2. Assay results of tunnel samples were used in resource estimation.

History of Mineral Resources

GIGS prepared a resource estimate for nine mineralized veins for the GC mine after the 2004-2005 exploration season. The GIGS has its own classification system of mineral resources / reserves which is different from the CIM Standards. AMC did not see these resources as material to the GC Report.

Prior to the current report, resource estimates for the GC mine were reported in a Technical Report by SRK Consulting (“SRK”) dated April, 2008 (entitled “Technical Report on Gaocheng Ag-Zn-Pb Project and Shimentou Au-Ag-Zn-Pb Project, Guangdong Province, People’s Republic of China”) and in AMC’s June 2009 Technical Report.

Geological Setting

The GC mine is located in the northeastern margin of the Luoding basin, which is at the middle portion of the Yunkai uplift in the Hua’nan (South China) Fold System. The deposit is located at the intersection between Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. Outcrop in the project area includes the Sinian Daganshan Formation which is composed of quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, argillaceous limestone; the Triassic Xiaoyunwushan Formation which is made up of quartz sandstone and shale; and the Cretaceous Luoding Formation of sandy conglomerate and conglomerate. A series of magmatic events occurred on the GC mine. Intrusives include Palaeozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and southwest contacts of the Palaeozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite.

The granite dips to south and strikes to west northwest, parallel to the majority of mineralized veins on the GC mine.

Exploration

Exploration work by Silvercorp on the GC mine was carried out in 2008. The program is summarized in Table 15. No material exploration has been carried out on the property since that time.

Table 15 Main Programs Conducted on the GC mine by Silvercorp

Program	Unit	Work Completed
		2008
1:10,000 soil profiling	km	10
Diamond drilling	m	10,083
Trenching (pitting)	m3	740
Soil samples	sample	535
Chemical analysis samples	sample	2,139
Metallurgical testing	test	1

The diamond drilling undertaken in 2008 represented 43% of all the diamond drilling on the property.

Soil Geochemical Program

In 2008, soil geochemical survey (1:10,000 scale) was carried out by Silvercorp through the collection of 535 samples within a 2.22 km2 area in the southern part of the property where no drilling had been previously performed. Three new Ag-Zn-Pb geochemical anomalies observed to be over 500m long and up to 250m wide were identified, providing priority drill targets with the potential to host additional veins.

Anomaly AS1 is located at the east of V4 vein along F4 fault. The anomaly is about 500m in length and 50 to 100m in width. The peak values of Ag, Pb and Zn are 2.1 ppm, 0.19% and 0.03% respectively. Trenching was carried out over the anomaly and mineralization was confirmed by the sample assay result.

AS2 anomaly is located between exploration line 1 and 12. It measures about 500m in length and 20 to 200m in width. The maximum values of Ag, Pb and Zn are 14.5 ppm, 0.11% and 0.02%, respectively.

AS3 anomaly is between exploration lines 28 to 44. Its length is about 500m. The anomaly ranges 20 to 50m in width from exploration lines 36 to 44 and expands to 250 wide at exploration 44.

Topographic and Geological Mapping

GIGS conducted a 1:10,000, 1:5,000 and 1:2,000 geological mapping programs, and a 1:2,000 topographic survey covering the GC mine area. The geological mapping programs established stratigraphic sequences, size, and distributions of intrusive rocks and faults.

The grid system used for the GC mine is Beijing Geodetic Coordinate System l954. Altitude is referred to Yellow Sea 1956 Elevation System. The project survey control points were generated from three nearby national survey control points. The control points were surveyed using four NGS-9600 GPS receivers. Survey machines used for topographical survey and geological points, trenches, adits, and drillhole collars were Topcon GTS-Serial Total Station Instrument – XJ0747 and one NX2350 and Sokkia SET-230PK Total Station Instrument.

Trenching and Pitting

Based on the soil geochemical and surface mapping, Silvercorp conducted trenching and pitting programs on the GC mine. The program exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were dug by Silvercorp and exposed three veins. Table 16 contains the findings in detail.

Table 16 Trenches and Pits Completed by Silvercorp in 2008

Trench/pit	Section#	Azimuth	Volume (m3)	Vein exposed
BT08-1	40	240°	224	0.80m wide V5-1, containing 25 g/t Ag
BT08-2	44	235°	24	0.95m wide V7-0, containing 21 g/t Ag
BT08-3	52	210°	32.4	No vein intersected
BT08-4	52	310°	24	No vein intersected
BT08-5	52	340°	52.8	0.80m wide V7-0, containing 61 g/t Ag
BT08-6	44	230°	33.6	0.65m wide V5-1, containing 98 g/t Ag
BT08-7	30	340°	118.8	0.75m wide V5-1, containing 18 g/t Ag
TC5201	52	185°	230.4	1.00m wide V4, containing 0.31% Pb and 0.13% Zn

The trenches or pits were dug perpendicular to striking direction of a soil geochemical anomaly or alteration zone. Trenching or pitting is completed by digging into bedrock approximately 0.3m to 0.5m.

Mineralization

The mineralized veins in the GC mine occur in relatively permeable fault-breccia zones and are extensively oxidized from the surface to depths of about 40m. Within this zone, the veins show many open spaces with boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, etc., with a small amount or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite and tourmaline, etc.

The Ag-Zn-Pb mineralization in the deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver ore minerals which occur sparsely, disseminate, and as veinlets and lumps. The type accounts for 95% of the entire mineral resource. The oxidized mineralization occurs on and near the surface topography as a result of oxidization of the primary mineralization.

The alteration minerals associated the GC vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

Silica, pyrite, fluorite, and chlorite are closely related to the mineralization.

Drilling

A total of 65 diamond drill holes have been completed on the GC mine since 2001 totalling 23,546.34m. During 2008, Silvercorp completed 22 holes, 10,082.6m drilling program, which resulted in the discovery of an additional 15 mineralized veins. The drill hole collar, downhole survey and core recoveries are listed in Appendix VI and VII in AMC’s 2009 Technical Report. A program of surface drilling commenced in the last quarter of 2011 at a budget of $2.5 million. No results of the program were available at the time of the GC Report.

Sampling and Security

The drill core is logged initially at the drill site and the mineralized or favourably altered intervals are moved to the surface core shack where they are logged, photographed and sampled in detail. Samples are taken prepared by cutting the core in half with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples from the drill core are from veins that range in width from 0.05m to 12.03m. The veins consist of either massive sulphides or sulphide-bearing materials and can be easily identified and separately sampled from non-mineralized wall rock. Mineralized veins intercepted by drill cores were sampled in 1.5m maximum intervals and the distances cut where warranted by apparent wallrock.

Core recoveries are determined by measuring the actual amount of core recovered versus the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. In general, the recoveries range from acceptable to excellent; although the recoveries vary somewhat from vein to vein.

Samples appear to have no apparent sampling or recovery difficulties that would affect the reliability of results. The samples appear to be representative and results of check samples show no apparent evidence of sample bias. Rocks sampled trenches, tunnels or in drill core are sulphide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulphides and they can be sampled with little difficulty.

The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

Security of Samples

Drill core samples were taken from sawn half core for every 1.5m or limited by apparent wall rock and mineralization contact. Half of the core was sent to the laboratory for analysis and the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Yangtze Mining collect and split the core for sampling. No officer or director of either Silvercorp or Yangtze Mining has contact with any of these samples prior to shipment to the laboratory.

The samples are shipped directly in security sealed bags to ALS Chemex in Guangzhou, China (Certification ISO 9001:2000), located approximately 180 km southeast of the GC mine site.

Sample Preparation and Analysis

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150g then pulverizing the sample to 200 mesh. Ag, Pb and Zn in drill core samples were analyzed by aqua regia digestion and AAS. The prepared sample is digested in aqua regia (HNO3-HCl). After cooling, the resulting solution is diluted with de-ionized water, mixed and then analysed by inductively coupled plasma-atomic emission spectrometry (ICP-AES). Detection ranges for this method are set out Table 17 below:

Table 17 Detection Limits, Aqua Regia / AAS

Element	Symbol	Units	Lower Limit	Upper Limit
Silver	Ag	g/t	1	1500
Lead	Pb	%	0.01	20
Zinc	Zn	%	0.01	60

Soil samples were analysed by aqua regia digestion and ME-ICP.

Tin was analysed by fusing with peroxide, then leaching the melt and acidifying to precipitate out the tin for AAS finish.

Check samples including field duplicates and sample rejects are routinely sent to Laboratory of the Henan Institute of Geological Survey (the “Henan Laboratory”), located in Zhengzhou, Henan Province, Central China. In the Henan Laboratory, lead, zinc, tin, and silver are all analysed with using AAS after a three-hour hot aqua regia digestion on a 30g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Henan Laboratory’s lower detection limits are 3 g/t for silver, 0.03% for lead and zinc.

Silvercorp’s check procedures include (a) inserting purchased standards and blanks that were prepared by Yangtze Mining in the every 40-sample batches submitted to the ALS Chemex Laboratory on a regular basis, (b) submitting duplicate pulps to the ALS Chemex Laboratory on a regular basis, (c) submitting 1/4 core samples as sample duplicates to the ALS Chemex Laboratory for every 40-sample batches, and (d) submitting duplicate pulps to an independent external lab on an intermittent basis.

A total of 62 samples were taken for bulk density measurement. The tests were done using the wax-immersion method by Guangdong Material Test Centre, a Chinese government certified lab located in Guangzhou, Guangdong, China. Samples ranged in size from 470g to 2,690g. Based on a cutoff grade of 100g/t AgEq (no recoveries included), the results of 56 samples were used to calculate the average bulk density for each vein on the GC mine. The average bulk density is determined to be 3.57t/m3. Note that one extreme high grade sample, returning a value of 5.51 t/m3 and containing 2,793 g/t Ag, 53.04% Pb, 6.44% Zn was excluded from the overall bulk density calculation. Detailed bulk density sample data is listed in Appendix VI.

The average grades for these 56 samples are 176 g/t Ag, 1.99% Pb, and 4.47% Zn. In theory, bulk density is related positively to metal contents, especially lead and zinc. However, bulk density is sometimes high in low grade material if the pyrite content is high and it is noted that the GC deposit is rich in pyrite.

Mineral Resource and Mineral Reserve Estimates

The mineral resource categories used the GC Report are those established by the CIM in the CIM Standards as adopted by the CIM Council dated December 2005.

Mineralization in the GC mine consists of narrow vein type deposits which occur as discrete planes of variable grade and variable thickness. The resources were outlined using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Qiang, Chief Geologist of Yangtze, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a non-independent Qualified Person, as defined by NI 43-101. B O’Connor of AMC was the independent qualified person previously responsible for the mineral resource estimates. Subsequent to the completion of the GC Report, B O’Connor left AMC, and P. R. Stephenson is the independent qualified person currently responsible for the mineral resource estimates included herein. He has reviewed Silvercorp’s methodologies and data used to prepare the resource estimates and is satisfied that they comply with reasonable industry practice, subject to a qualification with respect to use of the polygonal method. Although this is a common estimation method in China and its use by Silvercorp therefore accords with common industry practice in that country, the technique tends to produce estimates that are higher in grade and lower in tonnage than methods in common use in Canada, such as kriging or inverse distance weighting, however the responsible independent qualified persons are satisfied that other methods would not likely produce material differences and that the current resource estimates are of acceptable quality.

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in the GC Report:

1.	A polygonal block model was used in this resource estimation.

2.	The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections is taken from 1:2,000 topographic map.

3.	Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

4.

Sulphide resources are estimated using only the assays obtained from drilling and historical tunnelling. A small portion of samples (41 assays) from 17 surface trenches were used for the oxide block resource estimates.

Channel samples from tunnels were taken by GIGS from 2003 to 2005. Yangtze Mining performed a check by re-sampling the channels and found the GIGS results were reliable.

5.

The minimum cut-off thickness used for mineralization is 0.20m. Although this is relatively narrow, the resue mining method employed by Silvercorp at the mine makes it feasible to extract veins of this thickness. Also, only around 5% of resource blocks have a thickness between 0.2m and 0,3m (the mineral reserve minimum mining width and Silvercorp has experience at mining to such widths).

6.

The veins are polymetallic containing several payable metals. Although contents of each of the payable metals are separately reported in the resource estimations, Silvercorp uses a “recovered equivalent-silver” (AgEq Recovered) value to assess and compare the vein resources. The formula and metal prices / metallurgical recoveries used are the same as those used for the mineral reserves and are shown in Section 15.3 of the GC Report.

7.	Potentially payable tin and sulphur concentrates have not been included in the silver equivalent calculation.

8.	Refinery costs have not been included in the silver equivalent calculation.

9.	Metal prices used in the GC Report are the median prices from selected technical reports on similar deposit types filed on SEDAR between November 2008 and April 2009.

A top-cut has been applied to silver, zinc, and lead assays. Values of the top-cuts for each of the veins and commodities are listed in Table 18.

Table 18 Top-cuts of different veins

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V2	968	10.94	22.30	1	2	0
V2-0	660	9.96	18.89	0	1	0
V2-1	697	3.59	9.93	1	0	0
V2-2	421	5.92	18.03	1	0	0
V3	1318	40.30	36.56	1	0	0

Vein #	Top cuts			No. of Assays Exceeding Top-cuts
	Ag (g/t)	Pb (%)	Zn (%)	Ag	Pb	Zn
V4	1444	6.49	14.43	0	0	0
V5	1453	8.28	21.53	0	0	0
V5-1	472	3.49	14.03	0	0	1
V6	840	5.32	19.17	1	0	1
V6-0	1123	11.80	15.33	0	0	0
V7	419	6.71	20.88	0	1	0
V7-0	678	5.56	21.93	0	1	0
V7-1	483	5.42	16.75	1	0	0
V8	669	14.88	4.25	0	0	0
V8-0	3329	0.78	1.85	0	0	0
V8-1	1314	5.13	3.33	0	0	0
V9	675	7.54	23.91	0	0	0
V9-0	353	12.89	17.50	0	0	0
V9-1	927	14.30	25.74	0	0	0
V10	1116	10.77	8.34	0	0	1
V10-1	475	7.29	44.44	1	2	0
V11	790	5.66	20.17	0	0	0
V13	781	5.84	13.83	0	0	0
V14	472	19.51	9.37	0	0	0
V15	396	3.53	4.69	0	0	0
V15-1	2107	12.32	12.88	0	0	0
Total				7	7	3

1.

No dilution has been applied with the exception of the 11 individual resource block occurrences below 0.20m in horizontal width in the dataset used for the resource estimate. Those 11 occurrences were diluted at zero grade to 0.20m in horizontal width.

2.	Any interpolations are based upon vein thickness and grade.

3.	The wall rock surrounding the veins is in sharp contact with the veins and commonly silicified.

4.	The data and methods employed are adequate to allow resources to be categorized as Measured, Indicated and Inferred.

5.

Resource blocks categorized as “Measured” are defined by assays from tunnel samples on vein and drill holes samples. These blocks are projected up to 25m above and below a given tunnel where warranted, and along strike from a given tunnel intersection or projected from a drill hole intercept within 50m of a tunnel sample.

6.

Resource blocks categorized as “Indicated” begin either above or below a Measured Resource block or are projected from a drill intercept. For blocks projected from the Measured Resource blocks, the distances are not greater than 50m. For blocks projected from drill holes, the distances are not greater than 50m to 60m. Block boundaries are defined as the midpoint between drill holes.

7.

Resource blocks categorized as “Inferred” use grades and thicknesses derived from the average of all the Measured and Indicated blocks along the vein. For veins intersected by deep holes, the Inferred Resource blocks are projected 100m down-dip from the Indicated blocks.

Resource Estimates

The Ag-Zn-Pb metals are reported separately in the resource estimates (see Table 19). The resources at a cut-off grade of 150 AgEq Recovered are also shown to enable a comparison with the June 2009 resources (see Table 6.5 in Section 6 in the GC Report). The reduction in cut-off grade from 150 g/t to 100 g/t AgEq Recovered arises from the application of updated metal prices and metallurgical recoveries. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resources are reported on a 100% basis.

Table 19 Mineral Resources at 100g/t and 150 g/t Recovered Silver Equivalent Cut-off Grades

Measured Resources and Indicated Resources	Tonnes	Ag (g)	Pb %	Zn %
100g/t Recovered AgEq Cut-off	7,632,000	122	1.32	3.08
150g/t Recovered AgEq Cut-off	5,812,400	144	1.50	3.50

Note: Rounding of some figures may lead to minor discrepancies in some totals

The estimated mineral resources for the 26 veins of the GC mine are summarized in the following Table 20 using the 100 g/t AgEq Recovered cut-off. Note the subtotals have been rounded and may not sum to the totals due to the rounding. Mineral resources are reported on a 100% basis.

Table 20 Mineral Resources 100g/t Recovered Silver Equivalent Cut-off Grade

Resource Classification	Tonnes	Grade			Contained Metal
		Ag (g/t)	Pb %	Zn %	Ag (kg)	Pb (t)	Zn (t)
Measured	592,800	230	1.41	3.33	136,600	8,400	19,800
Indicated	7,038,700	113	1.31	3.06	797,700	92,500	215,500
Total	7,631,500	122	1.32	3.08	934,300	100,900	235,300
Inferred	7,959,800	123	1.41	2.66	976,800	112,500	211,900

Notes:

1.	Metal prices used: silver US$18.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb
2.	Inclusive of resources converted to mineral reserves
3.	Lower cut-off grade, 100 g/t AgEq Recovered
4.	Rounding of some figures may lead to minor discrepancies in some totals

The differences between the 2011 mineral resources and the 2009 mineral resources are due to updated metal prices and metallurgical recoveries and to a lower cut-off grade in 2011.

Mineral Reserve Estimates

The mineral reserve estimates are the conversion of the mineral resource estimates above a nominated cut-off of 135 g/t AgEq Recovered after applying mining modifying factors such as dilution and losses.

Mineral reserve estimates are based on employing highly-selective stoping methods.

The resource footprint area is approximately 1.2km west-east and 0.6km south-north.

Mr. P. Mokos of AMC is the independent Qualified Person responsible for the mineral reserve estimates.

Resource Extraction Limits

The underground lease boundary limit for regulatory resource extraction is summarized in Table 21 and is valid for a 30 year term. AMC’s review confirms the mine design is well within the underground extraction limits. The surface mining-lease rights boundaries are negotiated with the various land owners and Silvercorp surface plans show these to cover the appropriate mining areas.

Table 21 Resource Extraction Boundary Limits

Boundary Point	Easting	Northing
1	2,536,958.82	37,591,830.45
2	2,536,977.34	37,594,822.59
3	2,535,131.42	37,594,834.19
4	2,535,112.90	37,591,841.69
Depth	-540 mRL

The mineral reserve has been estimated using a 135 g/t AgEq Recovered cut-off grade, which is equivalent to the operating breakeven. The basis for this is summarized in Table 22. The cut-off used is specified by the following.

Cut-off grade AgEq (g/t) = (mining cost
+ milling cost
+ sustaining capital
+ environmental cost
+ G&A cost + selling cost) / (Ag recovery * Ag price)

Table 22 Mineral Reserve Cut-off Estimate

Cut-off Estimate	Unit	Unit Value
Foreign Exchange Rate	RMB:US$	6.35
Contract Development Cost	US$/t-ore	12.13
Contract Stoping Cost	US$/t-ore	7.04
Silvercorp Mine Labor Cost	US$/t-ore	2.04
Mine Sustaining Capital Cost	US$/t-ore	0.52
Process Cost	US$/t-ore	17.83
Process Sustaining Capital Cost	US$/t-ore	0.72
Tailings & Environmental Cost	US$/t-ore	0.50
G&A and Product Selling Cost	US$/t-ore	8.32
Total Costs	US$/t-ore	49.10

Cut-off Estimate	Unit	Unit Value
Ag Metal Price	US$/oz	18.00
Ag Metal Price	US$/gm	0.58
Ag Recovery (payable)%		62.78
Revenue (after recovery)	US$/gm	0.36
AgEq Cut-off (recovered)	AgEq	135.1

The metal prices used for the AgEq Recovered grade estimate are:

  Ag – US$18.00/troy oz

  Pb – US$1.00/lb

  Zn – US$1.00/lb

The recoveries used for the AgEq Recovered cut-off are:

  Ag – 62.78%

  Pb – 84.57%

  Zn – 88.42%

The unit conversions used are:

  1 troy oz = 31.1035 gm

  1 tonne = 2204.62 lb

  1 US$ = 6.45 RMB

Bulk Density

Resource estimates use a bulk density of 3.57t/m3 which is assumed constant for all veins and areas and is also assumed to not be oxidized. AMC notes that the grade and relative distribution of the three key payable elements; Ag, Pb and Zn, can vary significantly (>10%) from vein to vein, but does not consider the potential impact of varying grade on density to be material (<5%) on the resource tonnage estimates. Waste density is 2.64t/m3.

Mine Dilution and Losses

The minimum stoping extraction and mining widths are:

1.	Shrinkage stoping is 0.8m vein extraction and 0.8m mining width

2.	Resue stoping is 0.3m vein extraction and 0.8m mining width

AMC’s review of dilution, operational losses and mining width is summarized by mine method in Table 23:

Table 23 Mine Width, Dilution and Recovery by Stope Method

Mine Method	Shrinkage	Resue
Mine Width (m) ^	4.0	0.8
Mine Dilution (%)	10.3	25.0
Mine Recovery (%)	90.0	88.1

Note:
^ Average for life-of-mine.

Minimum stoping extraction widths are 0.3m and 0.8m respectively for resuing and shrinkage; minimum mining widths are 0.8 m for both methods. Unplanned dilution has been applied to the actual extraction width for resuing (resource grades already factored to 0.3m minimum mining width) and to the greater of 0.8m or actual mining width for shrinkage.

AMC makes the following comments in regards to the GC mine recovery estimates:

1.

Parts of the stope access pillars (Shrinkage and Resue stopes) are considered by GC to be recoverable but AMC believes this may not be practical to achieve due to adjacent void or adjacent rock fill (Shrinkage and Resue respectively).

2.

AMC estimates the semi-mechanized shrinkage stopes in Stage 1 (using LHD mucking units) will have marginally higher mine losses relative to the conventional shrinkage stopes in Stage 2 (using rail mounted over-throw units). This is due to larger draw point rib pillars to accommodate the larger development profile for LHD mucking (with larger operational clearance requirements) and hence larger ore cones between the drawpoints along the sill alignment which are assumed not recovered (without remote loader capability and/or due to stope wall fall-off dilution).

3.

The stope designs assume a 3-5m height (apparent vertical) crown pillar is left in situ for regional stability purposes and for down-dip dilution control. AMC considers this to be a fair allowance based on the average mine widths for each stoping method.

AMC however does not consider the above mine recovery issues to be material regards the stoping inventory estimates, representing less than approximately 3% impact on the stoping tonnage.

Mineral Reserve Estimate

Table 24.1 summarizes the mineral reserve estimate from the scheduled mine plan. Mineral reserves are reported on a 100% basis. Approximately 10% of the mineral reserve estimate is categorized as Proven and approximately 88% is categorized as stope extraction with the remainder being development extraction.

The conversion of mineral resource to mineral reserve is described in the following.

Mineral Reserve = {Mineral Resource x Recovery %} / {1 + Dilution %}

Table 24.1 Mineral Reserve Summary at January 23, 2012

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag kg	Pb (t	Zn (t)	AgEq (g/t)*	Percent by Tonnes
By Reserve Category
Proven	463,976	199	1.12	3.18	92,315	5,183	14,753	268	10%
Probable	4,285,689	113	1.33	2.93	482,432	56,906	125,481	212	90%

Category	Mineral Reserve (t)	Ag (g/t)	Pb (%)	Zn (%)	Ag kg	Pb (t	Zn (t)	AgEq (g/t)*	Percent by Tonnes
Proven + Probable #	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Level
+50mRL	716,614	136	1.28	2.74	97,261	9,165	19,638	219	15%
0mRL	889,408	126	1.22	3.04	111,706	10,824	27,039	220	19%
-50mRL	877,557	128	1.11	2.68	112,259	9,786	23,486	206	18%
-100mRL	588,095	97	1.19	2.45	57,046	7,018	14,405	182	12%
-150mRL	452,724	119	1.58	2.85	54,009	7,171	12,902	222	10%
-200mRL	491,922	122	1.66	3.65	60,112	8,148	17,970	253	10%
-250mRL	359,349	119	1.51	3.40	42,767	5,407	12,217	238	8%
-300mRL	373,996	106	1.22	3.36	39,587	4,570	12,577	219	8%
All Levels	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Vein
V2	2,389,960	144	1.32	3.20	343,420	31,477	76,506	240	50.3%
V2-0	104,348	104	2.05	2.40	10,809	2,143	2,501	212	2.2%
V2-1	255,518	98	0.74	2.23	25,028	1,889	5,710	161	5.4%
V2-2	104,776	59	1.49	4.39	6,209	1,558	4,600	233	2.2%
V5	71,210	99	0.76	2.79	7,077	543	1,984	181	1.5%
V5-1	40,876	126	0.99	2.98	5,133	403	1,220	211	0.9%
V6	88,584	72	1.58	2.39	6,409	1,404	2,114	177	1.9%
V6-0	182,969	183	2.09	2.04	33,399	3,827	3,728	251	3.9%
V7	285,166	52	0.88	3.44	14,723	2,505	9,816	177	6.0%
V7-0	172,733	63	0.60	2.91	10,892	1,034	5,026	157	3.6%
V7-1	131,039	103	0.83	2.62	13,499	1,087	3,438	180	2.8%

V8	44,932	88	2.90	1.00	3,934	1,304	449	182	0.9%
V8-0	12,288	293	0.07	0.16	3,596	8	20	191	0.3%
V9	313,307	77	1.15	2.62	23,984	3,611	8,212	173	6.6%
V9-0	46,439	127	3.32	2.75	5,875	1,542	1,278	279	1.0%
V9-1	90,093	84	1.27	3.36	7,549	1,141	3,028	207	1.9%
V10	177,804	223	2.26	2.22	39,691	4,022	3,953	288	3.7%
V10-1	76,387	45	0.87	4.43	3,436	664	3,383	205	1.6%
V11	30,338	17	0.39	4.00	506	117	1,213	158	0.6%
V13	80,846	84	0.79	1.86	6,779	639	1,507	141	1.7%
V14	50,052	56	2.34	1.09	2,799	1,171	548	147	1.1%
All Veins	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
By Stope Method
Shrinkage	4,295,122	125	1.33	2.97	537,829	56,917	127,455	221	90%
Resuing	454,543	81	1.14	2.81	36,918	5,172	12,779	182	10%
All Methods	4,749,665	121	1.31	2.95	574,747	62,089	140,234	218	100%
Notes:
1)	AgEq (g/t) is the recovered silver equivalent. * 135g/t AgEq cut-off for Stope Reserves & 45g/t AgEq for Development Reserves.
2)	Metal prices used: silver US$18.00/troy oz, lead US$1.00/lb, zinc US$1.00/lb

3)	Lower cut-off grade, 135 g/t AgEq Recovered.
4)	The derivation for the AgEq Recovered is described as:
AgEq Recovered = {Ag (g/t) * Ag ($/gm) * Ag (Rec%)} / Ag ($/gm) + {Pb (%) * Pb ($/lb) * Pb (Rec%) * 22.0462} / Ag ($/gm) + {Zn (%) * Zn ($/lb) * Zn (Rec%) * 22.0462} / Ag ($/gm)
5)	Rounding of some figures may lead to minor discrepancies in some totals.
6)	Mining recovery factors assumed as 88.1% for resuing and 90% for shrinkage.
7)	Processing recovery factors: Ag (to lead concentrate only) - 62.8%; Pb – 84.7%; Zn: 88.2%.
8)	Exchange rate assumed is 6.35 RMB : US$1.00.

Mine Production

Mineral Reserves as set out in Table 24.1 are the published Mineral Reserves at the GC mine as of January 23, 2012 and are exclusive of mine production since that date. Table 24.2 below summarizes the total tonnage mined and total metals produced from the GC mine between January 23, 2012 and March 31, 2018:

Table 24.2 Tonnage mined and metal produced

	Production,			Production	Production	Total
	January 23,	Production	Production	fiscal year	fiscal year	Production
	2012 to	fiscal year ended	fiscal year ended	ended	ended	since latest
	March 31,	March 31, 2015	March 31, 2016	March 31,	March 31,	mineral
	2014			2017	2018	reserve report
Ore Mined (Mmt)	-	0.26	0.26	0.26	0.25	1.03
Silver Produced (Moz)	-	0.60	0.60	0.60	0.60	2.40
Lead Produced (t)	-	2,838	4,102	3,220	3,064	13,224
Zinc Produced (t)	-	5,304	5,580	6,200	6,093	23,177

Note: There was no ore production in the period of mine development and construction from January 23, 2012 to March 31, 2014. Table 24.2 and the immediately preceding text that references it are subsequent to, and do not form part of, the GC Report.

Mining Operations

As set out in the GC Report, mining will be conducted in two stages. The stages are generally subdivided as follows:

1.	Stage 1 - +100 mRL to -50 mRL between local Mine Sections 10 to 36 for development and 12 to 32 for production. West side of project.

2.	Stage 2 - +100 mRL to -50 mRL between Mine Sections 36 to 54 for development and 32 to 54 for production. For -50m RL to -300 mRL between Mine Sections 12 to 50 for both development and production.

Stage 1 targets fast-tracking the project into production and is developed by mobile rubber-tired diesel-powered equipment (development jumbo, loader and truck) with surface decline access down to -50 mRL. Stage 2 is developed using conventional tracked equipment (electric locomotive, rail cars, electric rocker shovels and pneumatic hand held drills) with shaft access from -50mRL down to -300 mRL. Selective stoping methods such as Shrinkage and Resue are employed with stope production drilling conducted with pneumatic jackleg drilling. In-stope rock movement will be by gravity to draw points or hand-carting to steel lined passes.

Stage 1 production mucking uses load-haul-dump loaders (LHD) with trucks hauling ore to the surface ROM stockpile. Ore is re-handled from the ROM stockpile to the primary crusher feed bin using a ROM front-end-loader (FEL). Stage 2 production mucking uses electric-powered over-throw rail loaders with rail cars and electric locomotives transporting ore to the Main Shaft ore pass. Ore is skip hoisted to surface and conveyed to the surface crusher feed bin.

Production Rate

Mine operations will be conducted 365 days of the year but mine production is scheduled on the basis of 330 days per year at approximately 1,500 t/d for approximately 496 ktpa for the first eight years, rising to approximately 1,570 t/d for approximately 518 ktpa for the last four years. The production life is estimated to be 12 years.

Production is expected to be approximately 80 tonnes per day per stope for Shrinkage stopes and 75 tonnes per day per stope for Resue stopes with production per level capped at approximately 25% of the available stopes and up to 20 stopes concurrently over all active levels.

The production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assumes a balance of wide and narrow vein stopes (generally Shrinkage and Resue respectively).

AMC’s high-level review indicates a mineral resource endowment of 12,829 tonnes per vertical metre equating to a vertical advance rate of approximately 42m per year which is within industry performance for like operations.

Mining Methods

Shrinkage stoping and Resue stoping will be the methods employed. To confirm AMC’s understanding of Silvercorp’s application of the stoping methods and also their suitability for the GC mine environment, AMC observed the application of these stoping methods at Silvercorp’s SGX Mine operation during May 2011. The SGX Mine is located in Luoning County, in the Henan Province, about 10km South-East of Xiayu and about 60km South-East of Luoning. AMC believe the methods and their proposed application to be appropriate for the GC mine environment.

Mine Development

The GC mine design is based on the mineral resources above a 150 g/t AgEq Recovered with the addition of vein exploration development (which in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the mineral resource categorization. Vein exploration development is reported as development waste and assigned zero grade irrespective of its resource grade. Vein exploration development represents approximately 51% of the total 44.7km of vein development in the mine plan.

The mine levels are placed at 50m vertical intervals. Levels will be graded at 0.3% from either the Ramp or Main Shaft access however the mine design provided does not incorporate this feature. AMC does not consider this to be material with respect to estimates for development quantities.

The Hashui Creek diversion tunnel will be developed concurrently from both ends and will be completed early in Stage 1 prior to production commencing.

Market Studies and Contracts

With respect to copper, testwork has so far been unsuccessful in producing a saleable copper concentrate, but copper levels in the ore are low and this is not a material issue for concentrate quality.

In the case of zinc, this is an issue of economic optimization with current silver prices indicating that a lower lead grade (35-40% Pb) concentrate (with higher zinc and silver levels) should be targeted to maximize payable silver recovery to the lead concentrate. This should not pose a problem with concentrate marketing.

With respect to the lead and zinc concentrates, the renewed smelter contracts allow up to 1% As before penalties apply which allays AMC’s previous concerns about their marketability.

Smelter Contracts

Initial sales contracts were in place for the lead and pyrite concentrates with Jinan Wanyang Smelting (Group) Co., Ltd and for the zinc concentrate with Henan Yuguang Zinc Industry Co., Ltd.

Concentrate Sales Contracts

Since the GC Report, monthly concentrate sales contracts are in place with leading smelters and trading companies. Among them, lead concentrate sales contract are commonly with Jiyuan Wanyang Smelting (Group) Co. Ltd. and Chenzhou Puyin Minerals Co. Ltd., while zinc concentrate sales contracts are commonly with Chenzhou Qintai Industrial Co. Ltd., and Chenzhou Xinhong Minerals Co. Ltd. All contracts have freight and related expenses to be paid by the smelter or trading customers themselves. The key elements of the sales contracts are subject to change based on market conditions when contracts are renewed each month.

The preceding text that references Concentrate Sales Contracts are subsequent to, and do not form part of, the GC Report

Economic Analysis

The economic analysis in this section is based on the following key assumptions:

1.	The mine production schedule developed in Section 16 of the GC Report quickly ramps up to around 500,000 tpa.

2.

The subsequent mill production schedule to match mine output at a nominal 500,000 tpa throughput rate with generous ROM stockpile allowances in the early years to handle any mine development delays and still protect the metal outputs

3.	Mine development and mill construction take place during 2011 - 2012 with commercial production in 2013. The absolute dates will require adjustment but the relative timing remains valid.

4.	Recoveries as detailed in Section 13 in the GC Report, and set out below:

  Ag (to lead concentrate only, not payable in zinc concentrate): 62.8%

  Pb: 84.7%

  Zn: 88.2%

  S: 61.3%

5.	Metal prices as set out in Table 25.

Table 25 Metal Prices

	2012	2013	2015	2015	After 2015
Silver (US$/oz)	40.00	30.00	25.00	18.00	18.00
Lead (US$/lb)	1.11	1.16	1.14	1.15	1.00
Zinc (US$/lb)	1.05	1.12	1.11	1.15	1.00

1.	Foreign exchange rate was set at the November 2011 value of USD:RMB of 6.35.

2.	Capital and operating costs as estimated in Section 21 of the GC Report.

Key Metrics

Table 26 shows the critical input and output metrics for the GC mine including the annual production schedule and the estimated cash flow and key pre-tax economic parameters.

Table 26 Project Production Schedule and Cash Flow (Pre-Tax)

Base Case		Total	2011	2012	2013	2015	2015	2016	2017	2018	2019	2020	2021	2022
Mine Output
	T	4,749,665	0	91,799	484,547	472,387	395,153	487,570	524,317	525,385	525,005	526,510	520,672	196,319
Mill Feed
	T	4,749,665			450,000	475,000	500,000	500,000	500,000	500,000	500,000	500,000	500,000	324,665
	Ag/g/t	121			163	152	124	110	121	120	112	110	99	94
	%Pb	1.31			1.00	1.15	1.31	1.42	1.50	1.35	1.38	1.31	1.36	1.22
	%Zn	2.95			2.96	2.86	2.62	3.02	3.08	2.76	3.25	3.03	2.97	2.98
(notional)	%S	9.13			9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13	9.13
Concentrate Production
Pb Conc	T	113,404			8245	9979	11942	12973	13692	12315	12581	11962	12460	7255
	Ag g/t				5586	4555	3257	2673	2782	3054	2802	2886	2492	2644
Ag % payable					92.0	91.5	90.0	89.5	89.5	90.0	89.5	89.5	89.0	89.5
	% Pb				46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35	46.35
	% Zn				12.5	10.5	8.5	9.0	8.7	8.7	10.0	9.8	9.2	10.3
Zn Conc	T	252,760			24027	24503	23657	27206	27756	24834	29285	27292	26754	17446
	% Pb				0.70	0.83	1.03	0.97	1.01	1.01	0.88	0.90	0.95	0.85
	% Zn				48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95	48.95
Py Conc	T	625,276			59241	62532	65823	65823	65823	65823	65823	65823	65823	42741
	%S				42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52	42.52
Recovered Metals
	koz Ag	11,600			1481	1462	1251	1115	1225	1209	1133	1110	998	617
	T Pb	52,563			3822	4625	5535	6013	6346	5708	5831	5544	5775	3363
	T Zn	123,726			11761	11994	11580	13317	13587	12156	14335	13360	13096	8540
	T S	265,867			25189	26589	27988	27988	27988	27988	27988	27988	27988	18173

Continued on next page

Base Case		Total	2011	2012	2013	2015	2015	2016	2017	2018	2019	2020	2021	2022
Revenue (US$000)	Ag	186,010			35540	29072	17618	15616	17157	17035	15879	15550	13904	8641
	Pb	89,655			7399	8778	10611	9798	10341	9301	9502	9034	9411	5479
	Zn	157,650			16878	16982	17283	16047	16371	14648	17273	16098	15780	10290
	S	12,449			1179	1245	1310	1310	1310	1310	1310	1310	1310	851
	Total	445,764			60996	56077	46822	42772	45179	42294	43965	41993	40405	25261
Operating Costs US$000
Mine		72,150	All Operating Costs Capitalized		9022	5969	6138	7881	8586	8658	9148	7622	7519	1608
Mill		79,530			6745	7245	7771	7981	8198	8421	8650	8887	9133	6499
Other		40,682			4833	4321	4152	3811	3964	4073	4368	4018	3883	3260
Taxes		16,493			2257	2075	1732	1583	1672	1565	1627	1554	1495	935
Total Costs (US$M000)		208,855			22857	19609	19793	21255	22419	22717	23792	22080	22030	12302
Operating Cash Flow (US$000)		236,909	0	0	38139	36468	27029	21516	22760	19577	20172	19913	18376	12959
Capital Costs US$000
Total Capital		92,673	5,639	61,713	11,839	5,071	2,986	1,991	2,622	1,688	1,657	2,230	847	-5,610
Project Cash Flow (US$000)
		144,236	-5639	-61713	26300	31397	24043	19525	20138	17889	18516	17682	17529	18569
Cumulative Cash Flow			-5639	-67352	-41052	-9655	14387	33913	54051	71940	90455	108138	125667	144236

NPV (8%)		$73,712.36
IRR		32.74%
Project Payback yrs		2.40

Note that the Base Case pre-tax economic model shows an NPV of $73.7M using a discount factor of 8%, considered by AMC to be a typical discount factor for a base-metals project. The IRR is 33% and the payback period is 2.4 years.

Taxes and Royalties

Metal prices originally supplied by Silvercorp were net of VAT (17% gross partially offset with a nominal 2% credit for goods purchased) and this has been retained in the economic analysis. A City Tax equivalent to 10% of the VAT has been applied. A Resource Compensation tax of 2% of revenue (after VAT) has been applied; equivalent to a royalty. No additional income or corporate taxes have been applied and therefore no depreciation schedule has been developed.

Cash Flow Forecast

As set out in the GC Report, the weighted average economic returns for the GC mine are estimated to be:

1.	NPV (at 8% discount)	$52.950M

2.	IRR(%)	28%

3.	Payback (years)	3.3

These probability-weighted average metrics are positive and demonstrate that the project is robust in the face of the possible scenarios that typically impact on a mining operation.

Exploration and Development

As set out in the GC Report, the following tasks are planned: (stated costs are estimated for those recommendations not covered by operational activities).

1.

Undertake variography studies to refine the understanding of the grade distribution and utilize a kriging or inverse distance weighting approach to grade interpolation prior to future resource and reserve estimations

2.	Collect additional detailed geotechnical data for mining purposes

3.	Undertake geotechnical investigations of proposed shaft locations

4.	Undertake further hydrogeological assessments. Estimated cost $75,000.

5.	Undertake further investigation of in situ stresses to confirm assumptions made in the mine design and stability assessments.

6.

Install an additional 600kW of grinding power to address the under-sizing of the comminution circuit. Estimated cost $500,000 installed and this has already been included in the capital cost estimate as it is deemed essential.

7.

Give consideration to a small increase in lead cleaner and filtration capacity to allow for optimization of silver recovery to payable lead concentrates. Estimated cost $100,000 and this has not been included in the capital cost estimate as further validation is required.

8.	Double the tailings filtration capacity. Estimated cost $580,000 and this has been included in the capital cost estimate as it is also deemed essential.

9.	Undertake additional testwork of tailings properties and suitability for dry stacking. Estimated cost $34,000.

10.	Undertake further TMF site investigations. Estimated cost $50,000.

11.	Reassess the factor of TMF safety calculations using standard industry practice finite element numerical modeling

12.	Prepare a more detailed water balance for the TMF on a month-by-month basis.

13.	Provide emergency backup power for essential critical services such as man cage, mine ventilation, mine dewatering pumps and thickeners. Estimated cost $800,000.

As of March 31, 2018, the following exploration and development has occurred:

1.	A total of 121,190 m underground drilling was completed to further define the previously drill-defined Mineral Resource blocks in the production areas.

2.	A total of 40,703 m exploration tunneling was completed to upgrade the Indicated Mineral Resource blocks to the Measured category.

3.	A main shaft of 618m was sunk from the 248m elevation to the minus 370m elevation.

4.	A total of 3,175m of Decline development was completed, including 1,398m of a Main Decline development and 1,777m of an Exploration Decline development.

5.	A dry tailing stowing TMF was installed and officially approved.

6.	A total of 17,786 m underground development was completed in addition to the aforementioned decline development.

Note: The preceding text that references exploration and development as of March 31, 2018 are subsequent to, and do not form part of, the GC Report.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “measured resources” and “indicated resources”. We advise U.S. investors that these terms are not recognized by the U.S. Securities and Exchange Commission. The estimation of measured resources and indicated resources involves greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “inferred resources”. We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured resources or indicated mineral resources. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in calendar year 2007 (fiscal year 2008) and has declared and paid dividends as set out in the table below. Dividends are in Canadian dollars for all years up to, but not including, Fiscal 2018. Dividends in Fiscal 2018 are in US dollars.

Fiscal Year ended	Dividends Declared	Total Dividends Paid
March 31,	per share	per share
2008	$0.05	$0.05
2009	$0.08	$0.08
2010	$0.08	$0.08
2011	$0.08	$0.08
2012	$0.10	$0.10
2013	$0.10	$0.10
2014	$0.02	$0.02
2015	$0.02	$0.02
2016	N/A	N/A
2017	$0.01	$0.01
2018	US$0.02	US$0.02

In November 2016, in light of improved operations, financial results, and a growing cash position, the Company reinstated dividends, declaring a semi-annual dividend of CAD$0.01 per share (CAD$0.02 per share on an annual basis). On May 26, 2017 the board of directors (the “Board”) decided to increase dividends by making the payment in U.S. funds rather than Canadian funds resulting in the semi-annual dividend of US$0.01 per share (US$0.02 per share on an annual basis). On May 28, 2018, the Board announced a further 25% increase in dividend payments, declaring semi-annual dividend of US$0.0125 per share (US$0.025 per share on an annual basis).

The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of factors including commodity prices, market conditions, financial results, cash flows from operations, expected cash requirements and other relevant factors.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value (the “Common Shares”), of which 167,642,299 Common Shares were issued and outstanding as of June 21, 2018. A further 7,403,681 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Options”) outstanding as of June 21, 2018.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the Board out of available funds. There are no indentures or agreements limiting the payment of dividends.

Profits. Each Common Share is entitled to share pro rata in any profits of the Company to the extent they are distributed either through the declaration of dividends or otherwise distributed to shareholders, or on a winding up or liquidation.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66⅔% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under the Company’s stock option plan, the Company may grant options to purchase up to 10% of the issued and outstanding Common Shares outstanding from time to time, to directors, officers, employees and consultants. As of June 21, 2018, the Company has stock options outstanding to purchase 7,403,681 Common Shares at exercise prices ranging from CAD$0.66 to CAD$5.58 per share and with terms of between three and five years, with the last options expiring on March 12, 2021.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX Venture Exchange (the “TSX-V”) under the symbol “SVM”. The Common Shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its Common Shares from the NYSE in September 2015. The Common Shares commenced trading on the NYSE American (formerly NYSE MKT) on May 15, 2017.

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2018	3.64	3.20	3.47	468,690
February 2018	3.39	2.98	3.25	421,021
January 2018	3.72	3.21	3.26	348,973
December 2017	3.47	2.82	3.28	360,395
November 2017	3.33	2.98	3.17	260,282
October 2017	3.49	3.10	3.15	258,910
September 2017	4.22	3.38	3.38	474,975
August 2017	3.87	3.36	3.90	377,800
July 2017	3.88	3.47	3.67	496,780
June 2017	4.29	3.82	4.15	1,739,741
May 2017	4.50	3.77	3.94	847,555
April 2017	5.38	4.18	4.30	1,040,889

The following table sets forth the high, low and month-end closing prices and average trading volume for the Common Shares on the NYSE American for the periods indicated (stated in United States dollars):

Date	High	Low	Close	Volume
March 2018	2.82	2.47	2.69	491,690
February 2018	2.71	2.37	2.54	374,763
January 2018	2.92	2.60	2.65	386,838
December 2017	2.78	2.18	2.62	270,360
November 2017	2.60	2.35	2.44	221,381
October 2017	2.80	2.43	2.54	266,341
September 2017	3.39	2.70	2.70	294,110
August 2017	3.13	2.70	3.13	244,743
July 2017	3.06	2.77	2.93	266,020
June 2017	3.29	2.85	3.21	273,786
May 2017	3.31	2.89	2.90	266,865

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation, and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director or officer of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at June 15, 2018.

Name and	Current	Principal Occupations During the Last Five	Date of Appointment	Common
Municipality	Positions and	Years(1)	as a Director or	Shares
of Residence(1)	Offices Held		Officer	Beneficially
				Owned(3)
Rui Feng Beijing, China	Chairman, Chief Executive Officer, and Director	Chairman of Silvercorp from September 2003 to present. Appointed President of New Pacific Metals Corp. (formerly, New Pacific Holdings Corp.) as at May 2010 and Director of New Pacific Metals Corp. as at May 2004.	September 4, 2003	4,459,500
David Kong (2) Vancouver, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc.	November 24, 2011	40,000
S. Paul Simpson(2) Vancouver, BC, Canada	Director	Solicitor at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	513,434
Yikang Liu Beijing, China	Director	Past Deputy Secretary General of China Mining Association.	July 24, 2006	170,000
Marina Katusa(2) Vancouver, BC Canada	Director	President/CEO of Canita Consulting Corporation 2010 to present. Member of the Board of Directors of Family Services of Greater Vancouver from 2016 to present. Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	10,000
Derek Liu Burnaby , BC Canada	Chief Financial Officer	Chief Financial Officer at Prophecy Development Corp. (formerly, Prophecy Resource Corp.) and Canickel Mining Ltd.	February 6, 2015	Nil
Lorne Waldman Vancouver, BC, Canada	Senior Vice President & Corporate Secretary	Corporate Secretary of Silvercorp from 2007 to 2012.	September 9, 2013	75,000
Luke Liu Forest Lake, Queensland, Australia	Vice President China Operations	Over 20 years mining industry experience in Australia and internationally, including China. He has held a diverse range of technical and engineering positions in mining companies and consulting firms.	July 16, 2014	Nil
Total				5,267,934
Notes:
1.	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective director or officer.
2.	Member of Audit Committee, Corporate Governance Committee and Compensation Committee.

3.

The number of Common Shares beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each director or officer, as applicable, as at the date hereof.

The current term of office of each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 5,267,934 Common Shares representing 3.1% of Common Shares issued and outstanding as of June 21, 2018.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As at the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)

while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.3 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Marina Katusa, and Paul Simpson, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2018 annual general meeting of shareholders.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and U.S CPA (Illinois) designation in 2002. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP. Currently, Mr. Kong is a director of New Pacific Metals Corp., Uranium Energy Corp., and Gold Mining Inc. Mr. Kong is a certified director (ICD.C) of the Institute of Corporate Directors.

Marina Katusa, Director

Ms. Katusa has over ten years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Masters of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia.

Paul Simpson, Director

Mr. Paul Simpson is a Vancouver based corporate securities lawyer with the firm Armstrong Simpson. He has over 20 years of experience, predominately advising public companies with international natural resource property holdings. He has been a director and officer of a number of public companies, including companies with resource assets in China.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter. The Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Services Fees

The Company’s independent registered public accounting firm for the years ended March 31, 2018 and 2017 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence of independent registered public accounting firm. Fees (stated in Canadian dollars) paid or billed for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2018	Year Ended March 31, 2017
Audit Fees(1)	$773,000	$702,000
Audit-Related Fees (2)	$120,000	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$893,000	$702,000
Notes:

1.

“Audit Fees” include the aggregate fees billed for each of the last two fiscal years for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for Fiscal 2018 and Fiscal 2017, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years.

2.

“Audit-Related Fees” include the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).

3.	“Tax Fees” include the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

4.	“All Other Fees” include the aggregate fees billed in each of the last two fiscal years for services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed herein, the Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or was a party to, or is likely to be a party to, or of which any of its business or property is or was the subject of during Fiscal 2018.

  An action commenced pursuant to the Class Proceedings Act (Ontario) against the Company and certain of its senior officers and expert advisors was initiated in the Ontario Superior Court of Justice on May 21, 2013 relating to claims for misrepresentation, at common law and pursuant to secondary market civil liability provisions under the Securities Act (Ontario) (the “Mask Action”). On October 22, 2015, the Ontario Superior Court of Justice denied Mr. Mask leave to proceed with a class action and awarded costs in favour of Silvercorp. The Ontario Superior Court of Justice decision noted that the plaintiff’s case had no reasonable possibility of success at trial, a finding that was upheld by the Ontario Court of Appeal on August 24, 2016. That action was discontinued by Order of the Ontario Court on April 19, 2017. Three other parallel class action lawsuits filed against the Company, in the Ontario Superior Court of Justice on September 11, 2013 and in the British Columbia Supreme Court on August 30, 2013 and on September 9, 2013, have also been discontinued. The Company has received CAD$470,000 in satisfaction of two litigation cost awards granted in its favour, first by the Ontario Superior Court of Justice, and later by the Ontario Court of Appeal.

  On August 19, 2014, an action was commenced against the Company in the Supreme Court of British Columbia seeking an unspecified amount of damages for a claim of false imprisonment and defamation (the “Huang Action”). The case was scheduled for a 60 day jury trial, commencing February 2018. The Company also commenced third party proceedings against other parties (the “Third Parties”), claiming contribution and indemnity. On August 22, 2016, the Company commenced an action against the parties to Huang Action and others seeking damages (the “Silvercorp Action”). In January 2018, the parties to the Huang Action and the Silvercorp Action reached a confidential settlement agreement. The settlement resolves all claims between the Company, Mr. Huang, and the Third Parties in all actions, including the Huang Action and the Silvercorp Action, all of which have been dismissed by consent. Nothing contained in this settlement represents an admission of liability, fault, or wrongdoing on the part of any of the parties.

  During the year ended March 31, 2016, an action was initiated by Luoyang Mining Group Co., Ltd. (“Luoyang Mining”) against Henan Found seeking payment of $1.6 million (RMB10.0 million) plus interest related to the acquisition agreements Henan Found entered into in August 2012 to acquire the XHP Project. The $1.6 million has been included into the accounts payable and accrued liabilities on the consolidated statements of financial position of the Company. Henan Found did not make the final payment as certain commercial conditions were not fulfilled by Luoyang Mining. In April 2016, Henan Found filed a counterclaim in Luoyang People’s Court against Luoyang Mining to have the original acquisition agreements nullified and is seeking repayment of the amount paid to date of $9.7 million (RMB62.8 million) plus compensation of direct loss of $2.5 million (RMB16.5 million) arising from XHP Project. A trial was heard in March 2017 and the court decision is pending. The acquisition of the XHP was impaired to $nil in fiscal year 2015.

  During the year ended March 31, 2016, Songxian Gold Mining Ltd. (“SX Gold”), a 100% owned subsidiary of Henan Found, commenced a legal action against Luoyang HA Mining Co. Ltd. (“HA Mining”) to seek payment of $4.0 million (RMB26.0 million) plus interest related to a share transfer agreement that SX Gold entered into with HA Mining in September 2013. Pursuant to the agreement, SX Gold was to transfer all shares it held in Songxian Zhongxin Mining Co. Ltd. to HA Mining for $11.8 million (RMB76.0 million). SX
  Gold fulfilled its responsibilities and the title of the shares was transferred to HA Mining, who paid $7.8 million (RMB50.0 million). The remaining $4.0 million (RMB26.0 million) was not paid and was written off by the Company in prior years. In April 2016, HA Mining filed a counterclaim for $2.2 million (RMB14.0 million). On June 17, 2016, the Luoyang Intermediate People’s Court issued an order in favour of SX Gold, demanding HA Mining to pay $3.4 million (RMB22.75 million) to SX Gold. On July 1, 2016, HA Mining filed an appeal to the Henan High People’ Court, China. The appeal was heard in April 2017. On June 16, 2017, the Henan High People’s Court, China dismissed HA Mining’s appeal and upheld the rulings made by the Luoyang Intermediate People’s Court, Henan, China. On August 4, 2017, HA Mining submitted an application to the Supreme People’s Court of China (the “Supreme Court”) to rehear the case. On November 24, 2017, the application was rejected by the Supreme Court. On December 6, 2017, SX Gold and HA Mining reached a mutual settlement agreement that HA Mining would pay $2.3 million (RMB15.0 million) to SX Gold. As of March 31, 2018, HA Mining paid $2.3 million (RMB15.0 million) to the Company, which was included in other income of the consolidated statements of income, and the case was closed.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no contracts other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2018, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying Report

AMC Mining Consultants (Canada) Ltd (“AMC”) was commissioned by the Company to prepare the latest technical report titled “Ying NI 43-101 Technical Report, Silvercorp Metals Inc., Henan Province, China” (the “Ying Report”) dated effective December 31, 2016, and signed on February 15, 2017.

Persons who prepared, or contributed to, the Ying Report are identified in that report as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp	Date of last site visit	Professional designation	Sections of report
Mr P R Stephenson	Associate Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	13-16 July 2016	PGeo (BC), PGeo (Sask), BSc (Hons), FAusIMM (CP), MCIM	1-12, 20, 23, 24, 27 and parts of 1, 25 and 26.
Mr H A Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	13-16 July 2016	PEng (BC), PEng (Ontario), PEng (Alberta) MSc, BSc	15, 16,18, 21, 22 and parts of 1, 25 and 26
Dr A Ross	Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	13-20 July 2016	PGeo (BC), PGeo (AB), PhD	14
Mr H Muller	Principal Metallurgical Consultant	AMC Mining Consultants (Canada) Ltd	Yes	none	FAusIMM	13, 17, 19, parts of 22,
Other experts who assisted the Qualified Persons
Expert	Position	Employer		Independent of Silvercorp	Visited site	Sections of report
Mr A Zhang, P.Geo	Vice-President, Exploration	Silvercorp Metals Inc.		No	Since February, 2015	General
Mr. Luke Liu	Vice President, China Operations	Silvercorp Metals Inc.		No	Since July, 2014	General
Mr R Jiang, P.Geo	Silvercorp consultant	Independent		No	Since January, 2012	General
Mr Z Li, P.Eng	Senior Mining Engineer	Silvercorp Metals Inc.		No	Since April, 2010	Parts of 15 to 21

Mr Y Wang	Chief Environment Engineer, Ying Mines	Silvercorp Metals Inc.	No	Since March, 2010	20
Mr JM Shannon	Geology Manager, Principal Geologist	AMC Mining Consultants (Canada) Ltd	Yes	none	Overall compilation
Mr G Methven	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd	Yes	No	15, 16
Mr A. Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd	Yes	3-6 September 2013	13, 17, 19, parts of 22,

GC Report

AMC was commissioned by Silvercorp to review a report titled “Mining and Dressing Project of Gaocheng Lead-Zinc Ore in Yun’an County, Guangdong Province” prepared by the Guangdong Metallurgical & Architectural Design Institute (“GMADI”) in January 2011, and to prepare an independent Technical Report on the property incorporating its findings on the GMADI report. AMC prepared a previous Technical Report on the GC mine in June 2009 titled “NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (AMC report number 709003). Persons who prepared, or contributed to, the GC Report are set out as follows:

Qualified Person	Position	Employer	Independent of Silvercorp	Date of Last Site Visit	Professional Designation	Sections of Report
Mr. B O’Connor	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	PGeo, BSc MCIM	Sections 2 to 12, 14, 20, 23, 24
Mr. P Mokos	Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	BSc (Eng), DipEng (Mining), MAusIMM (CP)	15, 16
Mr. A Riles	Principal Metallurgical Consultant	Riles Integrated Resource Management Ltd.	Yes	23 – 31 May 2011	BSc (Hons) Grad Dipl Business Management, MAIG	13, 17, 19, 21, 22, part of 18
Mr. O Watson	Senior Geotechnical Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	23 – 31 May 2011	BEng (Geological) (Hons) MAusIMM (CP), MCIM	Parts of 15, 16
Mr. M Molavi	Director, Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	PEng, M Eng, B Eng	Parts of 18
Mr. P Stephenson	Associate Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	PGeo, BSc (Hons), FAusIMM (CP), MAIG, MCIM	1, 25, 26
Other Experts upon whose contributions the Qualified Persons have relied
Expert	Position	Employer	Independent of Silvercorp	Visited Site	Sections of Report

Mr. B Fallaw	Senior Tailings and Backfill Consultant	AMC Consultants Pty Ltd.	Yes	No visit	Part of 18
Mr. S Wyllie	Senior Mining Consultant	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	Parts of 15, 16

Note: Mr. B O’Connor left AMC in May 2012. Mr. Stephenson has accepted Qualified Person responsibility for Sections 2 to 12, 14, 20, 23, and 24 of the report.

Interests of Experts

None of the independent consulting geologists and independent “Qualified Persons” named in “Item 16 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

Auditor

Deloitte LLP is the independent registered public accounting firm of Silvercorp and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I. Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II. Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III. Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV. Responsibilities

The Committee shall recommend to the Board of directors: the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company; and the compensation of the external auditor.

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

The Committee must establish procedures for:

  the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

An audit committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V. Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.